Exhibit 1

Interim Report Q1 2014

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)
	2014	2013

Consolidated net income[1]	$843	$697
Funds from operations[2,3]	492	689

Per Brookfield share
Net income[2]	$0.80	$0.51
Funds from operations[2,3]	0.72	1.03
1. Consolidated basis – includes amounts attributable to non-controlling interests 2. Excludes amounts attributable to non-controlling interests 3. See basis of presentation on page 21
	As at
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Mar. 31, 2014	Dec. 31, 2013
Assets under management	$190,172	$187,105
Consolidated total assets	115,282	112,745
Fee bearing capital	83,530	79,293
Diluted number of common shares outstanding	653.7	651.1
Market trading price per share – NYSE	$40.85	$38.83

Q1 2014 INTERIM REPORT	1

LETTER TO SHAREHOLDERS

Dear shareholders,

Overview

The first quarter of 2014 started off with good momentum in all of our operations. We were particularly pleased with the continued growth in fee revenues, as well as the results in our renewable energy operations. The financial results reflect strong earnings growth in our core businesses year over year; however the impact of this on our overall performance was understated due to several cyclical private equity investments having particularly strong results in the comparable period last year.

Looking forward for the year we expect to generate favourable growth in virtually all of our businesses in terms of operating results. This should lead to continued value appreciation for clients and shareholders.

Operations

During the quarter, fee bearing capital under management increased by $4 billion. Fund flows to real assets continue to be strong for our listed entities, our private funds and our public market equities mandates. Total assets under management and fee bearing capital are currently as follows:

AS AT MARCH 31, 2014 (US $BILLIONS)	Total Assets Under Management	Fee Bearing Capital
Listed Entities
Property	$92	$17
Renewable Energy	17	10
Infrastructure	12	9
Private Funds
Property	18	12
Infrastructure and Energy	17	11
Private Equity	13	3
Public Markets
Infrastructure equities	5	6
Real estate equities	3	3
Fixed income and other	13	13

	$190	$84

We completed the tender offer for Brookfield Office Properties (BPO) and are now in a position to complete the merger with Brookfield Property Partners (BPY) during the second quarter. This transaction is a major step forward in the evolution of BPY, and results in the issuance of $3.5 billion of BPY units, including $2.8 billion that were already issued in the first quarter.

We have four private funds in marketing with a target of more than $2 billion of third party capital. Investor interest in these funds is extremely strong, so we expect to be oversubscribed.

Our listed infrastructure securities teams continued to receive large net amounts of new capital. During the quarter net funds of $1 billion were received into our separate accounts and pooled mandates in the U.S., Canada or Europe. We also recently filed a new closed-end fund for income securities in Canada which should close in the second quarter.

Asset management income on an annualized basis, based on current capital in place, exceeds $1.0 billion. This amount includes nearly $700 million of base fees and other fee revenues which we receive on a regular basis, and $350 million of target carried interests that accrue from our funds in place based on their target returns. The target carried interests accumulate based on expected investment performance but are received irregularly as we monetize assets and return capital to investors. For example, during 2013 our estimated target carried interest was $375 million but we actually received $565 million.

We have continued to invest substantial amounts of capital from our flagship private funds. Our $4.4 billion flagship Property Fund is over 60% committed, our flagship $7 billion Infrastructure Fund is nearly 50% committed, and our latest Private Equity Fund is close to 80% committed. These levels of investment and the volume of transactions under review should enable us to launch new funds in each of these strategies within the next 18 months.

We continue to be focused on investing capital along three themes: 1) Brazil, China and India and the opportunities available due to lack of investment capital in these markets; 2) Europe and the continued recapitalization of good businesses without strong access to capital; and 3) commodity producers and opportunities around the disruption caused by a reduction in capital available.

2	BROOKFIELD ASSET MANAGEMENT

We invested or committed to invest $6 billion of capital during the quarter in a number of attractive investments that allowed us to grow within our existing businesses and regions, but to also carefully expand our operations in China and India, as well as make further investments into industrial properties, district energy systems and toll roads.

As part of our strategy of investing in Europe, we acquired $1 billion of debt in a Spanish real estate company. Instead of converting the debt to equity, we were repaid at par, which led to a profit on this investment over the past five months of ±$150 million for our Opportunity Fund.

We announced plans to acquire a large port in the New York/New Jersey area during the quarter, following on a $350 million investment in one of Los Angeles’ biggest ports. We also committed to invest $900 million in a port and rail road network in Brazil late last year, and agreed to acquire district energy systems in Seattle, Las Vegas and Chicago in the quarter. Following these acquisitions, we will operate district energy systems in six major North American cities, and expect to build out these networks by adding new clients organically.

Our renewable energy business benefitted from higher electricity prices for uncontracted generation. We continue to believe the long-term trends for renewable energy are extremely favourable. Prices were up substantially in our markets due to weather, but also as a result of gas constraints and the beginnings of the effect of lack of investment in electricity infrastructure which will take hold over the next 10 years. During the quarter, we commissioned a new $200 million hydroelectric facility in B.C., closed two previously announced hydroelectric acquisitions totalling more than $500 million, and moved forward with a $1 billion investment in Irish wind facilities and development projects.

In conjunction with the privatization of BPO, we expect to sell up to $2 billion of real estate properties over the next 18 months, consistent with our strategy of monetizing stabilized assets and redeploying capital into assets that will benefit from our operating capabilities. We expect to achieve this goal in part by selling partial interests to our institutional clients, who are seeking investments in high quality assets such as these.

BIC Markets

Each of Brazil, India and China are undergoing an economic slowdown and many are questioning the long-term sustainability of investing in these countries. Our view is that this period of disruption is nothing more than a normal slowdown which regularly occurs in all economies. As a result, we believe that these markets offer us opportunities which have generally not been available to us before; as capital has been freely available in these markets and we were therefore not often able to generate risk adjusted returns compared to investments in our more established operations.

We are very positive about our ability to invest capital from our latest round of funds in these countries on a value basis. We expect that years from now this period will be viewed merely as a time of economic consolidation in these countries. Furthermore, we have now matured our organization to be in a position to respond to and efficiently execute transactions in these markets and our global brand attracts an increasing number of investment opportunities in these regions.

The main reason for our positive attitude on these markets is that we fundamentally believe the factors that have allowed these economies to thrive over the past 20 years continue to be in place. These factors include low labour costs, a booming middle class, massive investment into infrastructure, the lowering of global tariffs, improving governance of companies and countries, and technological advancements that have allowed the world to globalize. These forces have enabled the “emerging” world to grow at ±6%, which is more than twice that of “western” countries.

The above factors have brought millions out of poverty and into the middle class. Enormous wealth has been created and it is being put back to work in these countries, allowing them to expand productively. We believe that nothing has changed in this regard and are therefore using this pause in these markets to establish ourselves for decades to come. This is very exciting for our franchise because as we look out, we have only begun to scratch the surface for investment in these markets.

The rest of the story of these markets is simple math. Infrastructure globally requires an estimated investment of over $50 trillion in the next 20 to 30 years, merely to keep up with growth. The emerging markets represent half of this amount and as the world adds another billion people into urban locations, the opportunities to invest will be substantial.

No country (or company) in the world is without its challenges. The real trick in investing is to separate countries (or businesses) which have fundamental flaws, from those with strong fundamentals and issues that can be solved over time. We believe Brazil, India and China fit into the latter category.

Recently this has led us to acquire a stake in a first class portfolio of office and retail property assets in central Shanghai; commit to acquire an interest in VLI, a leading port and rail logistics operator in Brazil; take over management of an Indian Real Estate Fund which had underperformed; and we are in the midst of acquiring an 8 million plus square foot portfolio of office buildings in India. We believe the above transactions, with gross enterprise value of ±$4 billion, are only the thin edge of the transaction pipeline for our funds, and therefore look forward to much more in each of these markets.

Q1 2014 INTERIM REPORT	3

Organic Growth of our Business

We often write about our new acquisitions but seldom about the capital that is invested in the organic growth of our businesses. This is largely because these investments are ongoing and are not monumental on an individual basis. Having said that, over the course of a year, we invest many billions of dollars in this fashion, and it is important to note that returns on this capital are often far higher than new investments. Here are a few examples:

Australian Rail Expansion – In our infrastructure operations, we own 5,100 kilometres of rail tracks which serve as the backbone transportation network in Western Australia. In 2010, we identified a number of new customers that could utilize our network as they expanded their operations. We negotiated five new contracts which led us to invest approximately $600 million of capital in our tracks, to ensure they could handle heavier loads. The system is now fully upgraded and the project was completed on budget. The incremental cash flows on the system were around $150 million annually, with most of this coming from take-or-pay contracts. The returns were 25% cash on cash on an unlevered basis and we were able to complete a U.S. private placement on the entire business last year for $1.2 billion with a fixed rate 6% coupon. If we assume we financed 50% of this upgrade with debt then our return on equity of this incremental investment is over 30%, an exceptional result.

Perth – Brookfield Place – In 2008, we launched construction of the 1 million square foot office complex called Brookfield Place – Perth. This property is 75% leased to BHP and is now the centre of downtown Perth, with bars, restaurants and retail stores. During construction, we recognized that this project would be extremely successful, so we acquired the adjacent land parcel. We then rezoned the site and worked to integrate another tower into our development. Earlier this year, we launched construction of a second ±350,000 square foot tower which will cost $250 million to build and should generate a $20 million annual unleveraged cash return when complete. The going in yield will be approximately 8% and should lead to a leveraged IRR in the 20’s. This is far in excess of the returns that any investor would obtain from purchasing a building in this market, with little more risk for us because of our significant operating presence in Perth. Furthermore, the brand recognition that this project has developed for us in Perth has been instrumental to our franchise as we just completed construction of a $2.5 billion hospital for the Government of Western Australia, and recently became the preferred bidder for a new stadium in Perth.

Ala Moana Expansion – Through General Growth Properties, we own one of the highest quality malls in the United States, which is called Ala Moana. Located in Honolulu, this shopping centre is over 2 million square feet. In 2012, we purchased the Sears outlet at this location so we could rework the centre. The Sears store is now demolished and an extension of the luxury wing is being created with a new Bloomingdale’s and a relocated Nordstrom. The entire renovation is expected to cost ±$700 million. Upon completion in 2015, our net cash flow from the extra square feet should generate at least an 8% return on the cost. Given that these types of centres are valued in the 3% to 4% cap rate range, this investment represents well over $1 billion of incremental value, and the positive spill-over effects on the rest of the mall should generate additional returns.

Toll Road Expansions – In two transactions in 2012 and 2013, we acquired 49% of Arteris, an owner of over 3,000 kilometres of toll roads in Brazil. The attraction of this company was not only that it owned a very high quality installed base of toll roads, but that it also had the ability to organically invest additional capital at attractive returns in the future as we expand the network. We are now investing almost $1 billion annually into new roads and we expect the returns on capital to be ±15%. Furthermore, given the need for transportation infrastructure upgrades throughout Brazil, we believe that this business can continue to grow over many years to come, and therefore significant capital can be invested by us at very good returns.

British Columbia Hydroelectric Project – We recently completed construction and commenced operation of a new-build run-of-river hydroelectric facility on the Kokish River in western Canada with our partners, the Namgis First Nation. The facility has installed capacity of 45 megawatts. Total cost for the project came in line with our budget at $200 million and the project entered commercial service in April 2014. The facility has a 40-year power contract with BC Hydro and is expected to generate equity returns in line with our development targets of 17% to 20%.

Renewable Energy Marketing

Our renewable energy operations consist of two components. The first component is our 65% share ownership of Brookfield Renewable Energy Partners (BREP) which owns more than 215 generating facilities and is listed on the Toronto and New York stock exchanges. The second component is our power marketing operation, which is less well known and which we highlight below.

BREP operates one of the largest publicly traded, pure-play global renewable power platforms. This portfolio, primarily hydroelectric, totals approximately 6,000 megawatts of installed capacity and is diversified across 71 river systems and 12 power markets in the United States, Canada and Brazil. We operate the facilities through our three regional operating centres located in the United States, Canada and Brazil. In total the portfolio consists of 203 hydroelectric generating stations and 11 wind energy facilities which collectively generate nearly 23,000 gigawatt hours of electricity annually based on long-term averages.

4	BROOKFIELD ASSET MANAGEMENT

Our power marketing operation markets the power generated by BREP’s North American power facilities. To conduct these activities, we employ 120 people who operate and market power in 11 jurisdictions. We attempt to maximize the value of our power through optimization of water storage and the sale of merchant power at peak times, or by entering into long-term contracts for this power at our estimate of the electricity price which is required to support the investment in new-build power generation facilities in a given market. For facilities where BREP owns power without contracts, we act as sales agent for BREP, and BREP earns the upside and downside of pricing. In addition, we have entered into long-term contracts with BREP for certain power whereby we (BAM) guarantee the price to BREP. Currently this relates to approximately 8,500 gigawatt hours of annual generation.

In 2011, in order to launch BREP with a stable cash flow profile, we provided BREP with these contracts whereby we acquired energy, capacity, and all energy-related products for a fixed $75 per megawatt hour. This, of course, exposes us to the risk of lower prices, but also enables us to benefit from price increases. In the meantime, these arrangements provide BREP with increased cash flow stability.

Approximately 3,000 of the 8,500 gigawatt hours of the power we currently purchase from BREP are already sold at a profit under long-term contracts. We have been selling the remaining generation into the short-term markets over the past two years, waiting for the right time to lock in long-term contracts. Due to historically low spot electricity prices over this period that have ranged from $45 to $55 per megawatt hour, combined with almost no value for capacity sales and other energy products, we have been incurring losses on this power in our income statement. However, we believe that this short-term pain will result in substantial long-term profits which we attempt to explain below.

Most of the North American electricity system is 50 to 70 years old and heavily reliant on coal and natural gas. In the current power price environment, very little investment is being made to replace aging infrastructure and diversify the fuel mix to become more environmentally sustainable. Our belief is that both physical demands and policy initiatives will require reinvestment in new, cleaner supply, primarily in the form of natural gas and renewables. Continued investment in these technologies requires electricity prices to rise and we believe they will settle in the range of $90 to $125 per megawatt hour in 2014 dollars, to justify long-term investment.

Accordingly, we are willing to be patient and wait to enter into long-term contracts near these levels. In the interim, we sold this power in 2012 and 2013 at prevailing market levels which resulted in losses of approximately $100 million in each of those years (although we recovered approximately two-thirds of these losses through our ownership of BREP). In contrast, with higher power prices in 2014 due to cold weather, the recognition of the need for new capacity, and gas constraints in some markets, we generated a profit that is $70 million ahead of plan in the first quarter of 2014 alone.

To be more specific, the $75 per megawatt hour contract rate that we have guaranteed to BREP is an all in price. We expect to be able to earn $30 per megawatt hour from ancillary products, leaving us with an exposure for the electricity of $45 per megawatt hour. The ancillary revenue is made up of $10 per megawatt hour from capacity payments, $5 per megawatt hour for green credits, and $15 per megawatt hour for the peaking ability of our plants (using our water storage capabilities to allow us to generate and sell electricity during high demand peak hours versus off-peak).

Should we ultimately lock in contracts at $85 per megawatt hour for our electricity component, compared to our estimated cost of $45 per megawatt hour that we are paying for the electricity, the upside on our 5 million annual megawatt-hours of electricity will translate into approximately $200 million of annual cash flow to Brookfield, which valued at various multiples, should be worth $3 billion to $4 billion to us.

Brookfield Property Partners

Brookfield Property Partners will be fully merged with Brookfield Office Properties during the second quarter. Following this transaction, we estimate that the IFRS appraised value of BPY will be approaching $25 per unit; however our estimate of liquidation value is greater than this. This is because IFRS valuations for properties are typically based on 10 or 20 year discounted cash flows, not current spot auction prices, which are much higher today. Most of the assets that we own can be taken to open auction as we are in total control of this decision, and we frequently recycle capital by selling properties that we consider fully valued when we can obtain premium pricing. If not, we will likely wait until we can. It is these circumstances that result in values of these assets being much higher in the open market compared to IFRS values.

More important than current value is our belief that we can create significant additional value in this business with our global franchise. We believe we can generate a compound return over the next five years of 15% plus, similar to what we achieved over the past 20 years. This will be dependent upon working our assets to enhance cash flows from leasing, attaining our contractual step-ups in rent, and redeveloping and leasing development of properties on plan.

Furthermore, we believe that there will also be opportunities for us to use this entity to create value over and above our base-case plan. We are never sure when this might occur, but as in past, we intend to be ready to respond to these opportunities.

Q1 2014 INTERIM REPORT	5

Summary

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

And, while I personally sign this letter, I respectfully do on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt

Chief Executive Officer

May 7, 2014

6	BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Our Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the interim period ended March 31, 2014. This MD&A should be read in conjunction with our 2013 Annual Report. Unless the context indicates otherwise, references in this Report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. All amounts are in U.S. dollars, and are based on financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board unless otherwise noted.

Additional information about the company, including our 2013 Annual Information Form, is available free of charge on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Organization of the MD&A
PART 1 – Overview and Outlook		PART 3 – Operating Segment Results		PART 4 – Capitalization and Liquidity
Our Business	8	Basis of Presentation	21	Capitalization	34
Economic and Market Review	9	Summary of Results by Operating Segment	22	Liquidity	38
				Review of Consolidated Statement of Cash Flows	39
PART 2 – Financial Performance Review		Asset Management	24
		Property	26
Selected Financial Information	11	Renewable Energy	28	PART 5 – Additional Information
Financial Performance	11	Infrastructure	30	Accounting Policies and Internal Controls
Financial Profile	16	Private Equity	31		40
Corporate Dividends	20	Residential Development	31	Management Representations and Internal Controls
		Service Activities	32		40
		Corporate Activities	33

We provide additional information on our basis of presentation of financial information contained in the MD&A and key financial measures on pages 34 and 35 of our December 31, 2013 Annual Report.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES

This Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. We may make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” on page 41.

We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

Q1 2014 INTERIM REPORT	7

PART 1 – OVERVIEW AND OUTLOOK

OUR BUSINESS

Brookfield is a global alternative asset manager with over $175 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable energy, infrastructure and private equity.

We manage a wide range of investment funds and other entities that enable institutional and retail clients to invest alongside us in these assets and earn fees carried interests and other forms of performance income for doing so. As at March 31, 2014, our managed funds and entities represented $84 billion of invested and committed fee bearing capital. These products include publicly traded entities that are listed on major stock exchanges as well as private institutional partnerships that are available to accredited investors, typically pension funds, endowments and other institutional investors. We also manage public securities through a series of segregated accounts and mutual funds.

In addition, we have more than $25 billion of capital invested in our operations, based on IFRS carrying values, most of which is invested in our managed entities.

Our business model is simple: (i) raise pools of capital from ourselves and clients that target attractive investment strategies (ii) utilize our global reach to identify and acquire high quality assets at favourable valuations, (iii) finance them on a long-term basis, (iv) enhance the cash flows and values of these assets through our operating platforms to earn reliable, attractive long-term total returns, and (v) realize capital from asset sales or refinancings when opportunities arise.

Organization Structure

Our operations are organized into four principal groups (“operating platforms”): property, renewable energy, infrastructure and private equity. These platforms are responsible for operating the assets owned by our various funds and investee companies. The equity capital invested in these assets is provided by a series of listed and private funds which are managed by us and are funded with capital from ourselves and our clients.

We have formed a large capitalization listed entity in each of our property, renewable energy and infrastructure segments, which serves as the primary vehicle through which we will invest in each respective segment. As well as owning assets directly, these entities serve as the cornerstone investors in our institutional private funds, alongside capital committed by institutional investors. This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital.

Our private equity business is conducted primarily through private funds with capital provided by institutions and ourselves. We do not currently envisage the formation of a listed entity within these operations as we do not believe these investments would be properly valued in the capital markets on a standalone basis.

Our balance sheet capital is invested primarily in our three flagship listed issuers, our private equity funds, and in several directly held investments and businesses.

The following chart is a condensed version of our organizational structure.

1.	Includes asset management and corporate activities
2.	Proforma to reflect completion of the merger of BPY with Brookfield Office Properties Inc. which is expected to be completed in June 2014; economic interest in BPY was 70% at the date of this report
3.	Privately held, includes private equity, residential development and service activities

8	BROOKFIELD ASSET MANAGEMENT

ECONOMIC AND MARKET REVIEW

(As at April 30, 2014)

Overview and Outlook

The year began with extreme winter weather weighing on North American economies and investors continuing to pull back from emerging markets amid concerns over rising interest rates, and political unrest. A continued deceleration of economic activity in China and very low inflation in the Eurozone added to overall uncertainty. These concerns began to subside in February, as commentary from U.S. Federal Reserve Chairman Janet Yellen illustrated a commitment to the continuation of accommodative monetary policy for the foreseeable future. As the unusually cold winter weather in North America came to an end, economic indicators appeared to stabilize and optimism began to return to the U.S. economic outlook.

However, sentiment was challenged once again in March as international developments created uncertainty. In particular, Russia’s invasion of Ukraine’s sovereign territory and subsequent annexation of Crimea fueled concerns over the potential for a broader conflict. In addition, China exhibited a further deceleration in growth, as monthly data releases related to retail sales, industrial production and manufacturing all missed market expectations, culminating in official GDP growth of 7.4% for the first quarter of 2014, the lowest reading for China in 18 months. As the quarter came to a close, cautious optimism re-emerged as China implemented modest stimulus measures to shore up economic growth and the European Central Bank signaled that it was prepared to act to contain the strengthening Euro and disinflationary pressures.

United States

Following real GDP growth of 2.6% in the fourth quarter of 2013, U.S. growth decelerated sharply to 0.1% in the first three months of 2014 as unusually cold winter weather disrupted activity in a number of sectors. Real GDP growth should snap back from these cold weather effects and rebound to approximately 3% growth for the full year 2014, as the effects of government spending cuts and tax increases diminish, residential construction improves and business investment picks up.

Higher taxes and lower spending led to a decline in the U.S. federal government deficit from approximately 6.5% of GDP in 2012 to 4% of GDP last year, a decline of 2.5 percentage points. This “fiscal drag” weighed heavily on headline GDP, which still grew by 1.9% last year. While the U.S. federal deficit is expected to fall again in 2014, this should result in a more modest impact on GDP. Housing starts fell back to 920,000 units on an annualized basis for the quarter, after hitting 1.1 million units in November last year. The severe weather likely played a role in the softer residential construction numbers but tight credit conditions are still a problem for first time buyers. The low level of unsold housing stock and improving household balance sheets suggest that the conditions for the U.S. housing recovery are still intact. Industrial production and business investment appear poised to become more important drivers of economic activity this year. Industrial production rose 3.8% year-over-year in the first quarter with most sectors surpassing their pre-crisis level, with the exception of the construction sector. Moreover, capacity pressures are starting to build in some industries and together with strong corporate balance sheets and low interest rates, this should translate into a pickup in investment activity.

While many are looking for a broad acceleration in U.S. growth this year, the Federal Reserve continues to signal that it is in no hurry to raise interest rates. In February, the Federal Reserve stepped back from an earlier commitment to tighten monetary conditions when the unemployment rate reached a target of 6.5% as the unemployment rate has fallen to its current level of 6.7% much faster than anticipated and inflation remains low at 1.5% in March. The Federal Reserve’s program of buying long-term bonds is expected to end in late 2014, which should put upward pressure on long-term rates and cause the U.S. dollar to appreciate against most other major currencies.

Canada

Canadian economic growth at the start of the year was also slower on weather-related weakness. It rose only 1.6% in the first quarter of 2014 but it is expected to strengthen to about 2.3% this year, only slightly faster than the 2.0% recorded in 2013. Stronger U.S. growth and a weaker currency should support Canadian manufacturing exports, helping to offset slowing domestic consumption growth and housing activity. The Canadian dollar has fallen from near parity early last year to about US$0.90 by the end of the first quarter. Housing starts were weak in the first three months of the year and while some of the weakness was weather-related, we expect housing activity will be somewhat slower than last year in most regions as household debt levels are high and affordability issues persist in a number of markets. Canada’s labour market started 2014 strongly with 65,300 jobs created during the first quarter and the unemployment rate falling to 6.9% in March. Inflation remains weak at just 1.5% in March and short-term interest rates will likely rise more slowly than U.S. rates leading to potential further weakening of the Canadian dollar vis-à-vis the U.S. dollar.

United Kingdom

Economic growth in the UK continued to advance in the first quarter, with real GDP expanding by 3.1% on a year-over-year basis. The mix of expenditures continues to point toward a broadening of the recovery from household to business spending, even as retail sales grew by a robust 4.2% year-over-year in March. While consumption is expected to remain supportive of growth in the year ahead, we believe investment and exports are likely to become more important drivers of the UK economy in 2014. The trade deficit narrowed in the fourth quarter but the overall current account deficit remained at about 5.5% of GDP.

Q1 2014 INTERIM REPORT	9

Although industrial production continues to be substantially below pre-recession levels, the PMI manufacturing index is still pointing to expansion and industrial production rose 0.9% in February. The labour market continues to heal with an increase of 239,000 jobs in the three months to February, a slower pace than what was recorded at the end of 2013 but still enough to bring the unemployment rate down to 6.9%. At its April meeting, the Bank of England’s Monetary Policy Committee held the Bank Rate at 0.5% and maintained its £375 billion stock of purchased assets. Pointing to weak near-term inflationary pressures with March inflation registering 1.6% year-over-year, the central bank signaled that any move to raise the Bank Rate and reverse asset purchases would be gradual – even if the unemployment rate has now breached the Bank of England’s 7.0% threshold.

Europe

Eurozone GDP growth improved to 1% year-over-year in the first quarter but the recovery has been uneven with Germany and Ireland expected to see growth near 2% in 2014 while the rest of the Eurozone will grow by roughly 1% or less. The tepid pace of growth and labour market slack continue to put downward pressure on inflation. Weak inflation and deflation in some countries will make it more difficult for governments, consumers, and firms to deal with very high levels of debt, and has prompted the European Central Bank to signal that it is prepared to undertake more aggressive monetary actions via additional rate cuts or some form of quantitative easing. That said, there appears to be renewed confidence in financial markets that bond holders will be paid, as spreads on 10-year government bond yields have tightened to their lowest level since early 2010. Greece returned to international bond markets on April 9, 2014, raising €3 billion in a five-year bond at a 4.95% interest rate, despite the fact that its debt-to-GDP ratio now exceeds the level reached in the first half of 2012, when debt owed to private creditors was restructured. Portugal also successfully raised €750 million in a 10-year bond issue with a yield of 3.6%. Both auctions were oversubscribed.

Brazil

Brazil’s real GDP growth in the first quarter remained weak at 2% year-over-year, a continuation of the slow growth observed in 2013. The drag on growth from net exports receded at the end of 2013 suggesting that the substantial depreciation of the Brazilian real may help to slow import growth and improve the competitiveness of Brazilian industry. We therefore expect economic activity in Brazil to pick up throughout the year. Inflation in Brazil rose to 6.2% in March as last year’s electricity tariff cuts have now played through on the year-over-year inflation numbers. Despite persistently high inflation, the Brazilian central bank has signaled that it may be near the end of its tightening cycle. This tightening cycle has seen the SELIC rate rise from 7.25% in early 2013 to its current level of 11.0% in April.

China

Real GDP growth in China slowed to 7.4% in the first quarter, down from 7.7% growth in the fourth quarter. Retail sales were a key bright spot in the quarter while property markets, and to a certain extent exports, were responsible for the slowdown. Retail sales improved in the first quarter, growing in excess of 10% on a real basis, aided by rising household incomes. Urban households saw their disposable incomes rise in the first quarter by 7.2% on a year-over-year basis after adjusting for inflation, amid improving wages and continued strength in labour markets. In contrast, property sales fell 3.8% with residential property sales leading the decline, down 5.7% year-over-year. New property construction dropped 25% from last year – the worst first-quarter performance since 2009. Tighter credit conditions resulting in higher developer funding costs and elevated inventory levels in many cities contributed to first quarter weakness. Exports were down 3.4% year-over-year in the first quarter although we believe that partly reflects the Chinese government’s clampdown on over-invoicing practices among exporters rather than a real slowdown in commerce. Estimates that correct for this over-invoicing bias suggest that exports grew by about 5.7% year-over-year. Overall, a modest pickup in activity in March and the mini-stimulus announcement by the Chinese government should see growth return back above the government’s official GDP growth target of 7.5% next quarter although we continue to expect GDP growth to gradually moderate as rebalancing towards consumption and the need to absorb excess capacity in certain sectors will slow investment growth. Policy moves by China’s central bank remained in focus in the first quarter, including the sharp depreciation of the renminbi to 6.25CNY per U.S. dollar, a departure from a long-term trend of appreciation, as well as selective actions taken to address concerns over the pace of credit growth.

Australia

Australian economic growth continues to improve, with fourth quarter growth of 2.8% beating expectations and first quarter growth tracking at 2.9% year-over-year. To maintain this pace, consumption, residential construction and public infrastructure investment will be needed to help offset the impact of slowing mining investment. A key driver of recent economic growth, mining investment has peaked and is expected to decline in the second half of 2014. Importantly, the Australian economy continues to be supported by accommodative monetary policy, with the base rate currently at a historical low of 2.5% and a healthy labour market, with the unemployment rate rising slightly to 6.0% in the first quarter. However, we are monitoring early indicators of potential weakness that may lead to an increase in the unemployment rate in the year ahead, including low levels of advertised jobs and a decrease in full-time employment during 2013. Moreover, the past focus on mining and a stronger Australian dollar have led to the stagnation of Australia’s manufacturing sector. By 2017, Australia will lose the last of its car manufacturers with the departures of Toyota, Ford and GM. The end of local car manufacturing will also affect local manufacturers of car components. Despite a modest reversal in the first quarter, the Australian currency is still down approximately 10% against the U.S. dollar since last year from US$1.04 to US$0.93. When combined with low interest rates, these factors should encourage business activity by curbing imports and boosting exports, and provide an offset to slowing mining investment.

10	BROOKFIELD ASSET MANAGEMENT

PART 2 – FINANCIAL PERFORMANCE REVIEW

SELECTED FINANCIAL INFORMATION

CONDENSED STATEMENT OF OPERATIONS	2014	2013	Change
FOR THE THREE MONTHS ENDED MAR. 31
(MILLIONS, EXCEPT PER SHARE AMOUNTS)
Total revenues and other gains	$4,373	$4,951	$(578)
Direct costs	(2,990)	(3,420)	430
Equity accounted income	274	266	8
Expenses
Interest	(626)	(655)	29
Corporate costs	(33)	(44)	11
Fair value changes	715	61	654
Depreciation and amortization	(376)	(365)	(11)
Income taxes	(494)	(97)	(397)

Net income	843	697	146
Non-controlling interests	(302)	(337)	35

Net income attributable to shareholders	$541	$360	$181

Net income per share	$0.80	$0.51	$0.29

BALANCE SHEET INFORMATION
(MILLIONS)	Mar. 31, 2014	Dec. 31, 2013	Change
Consolidated assets	$115,282	$112,745	$2,537
Borrowings and other non-current financial liabilities	55,199	53,061	2,138
Equity	46,954	47,526	(572)

The relevant exchange rates that impact our business are shown in the following table:

AS AT MAR. 31, 2014 AND DEC. 31, 2013
AND FOR THE THREE MONTHS
ENDED MAR. 31	Period-end Spot Rate			Average Rate
	2014	2013	Change	2014	2013	Change
Australian dollar	0.9264	0.8918	4%	0.8968	1.0391	(14)%
Brazilian real	2.2711	2.3635	4%	2.3641	1.9972	(18)%
Canadian dollar	0.9051	0.9414	(4)%	0.9068	0.9925	(9)%

FINANCIAL PERFORMANCE

Overview

Net income attributable to shareholders for the first quarter of 2014 was $541 million, representing an increase of $181 million or 50% from a year ago. On a per share basis, net income was $0.80 and $0.51 in the current and prior year, respectively.

The increase in net income is primarily the result of a higher level of fair value changes compared to 2013, partially offset by increased income tax expenses incurred. We disposed of a partial interest in a private equity investment during the quarter which resulted in us losing control of the investment and recorded a $230 million gain on the revaluation of our remaining interest, which is included within fair value changes. Fair value changes in the current quarter also include a higher level of appraisal gains on consolidated investment properties and real estate investments. Income tax expense increased due to a change in tax legislation that increased the tax rate utilized in a key market for our property operations as well as deferred tax expense associated with the higher level of fair value gains compared to the prior quarter.

Both revenues and other gains and direct costs decreased from the prior year, due to the sale and deconsolidation of pulp and paper businesses within our private equity operations and non-core timberlands over the past twelve months, which reduced revenues and other gains and direct costs by $700 million and $558 million, respectively, compared to 2013. Excluding the impact of these items, revenues and net income benefitted from higher electricity prices in our renewable energy operations and the contribution from recently acquired operations and completed developments, offset in part by the impact of lower prices on revenues in certain businesses within our private equity operations.

Q1 2014 INTERIM REPORT	11

Statement of Operations

Total Revenues and Other Gains and Direct Costs

The following tables present consolidated total revenues and other gains and direct costs, which we have disaggregated into our operating segments, in order to facilitate a review of year-over-year variances. Segmented revenue is presented in the following table and reconciled to consolidated revenues and other gains.

	Total Revenues and Other Gains			Direct Costs
FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013	Change	2014	2013	Change
Total revenues and other gains
Asset management	$186	$123	$63	$98	$62	$36
Property	1,235	1,141	94	642	572	70
Renewable energy	540	412	128	140	130	10
Infrastructure	559	651	(92)	254	335	(81)
Private equity	649	1,243	(594)	539	974	(435)
Residential development	537	421	116	461	410	51
Service activities	784	929	(145)	769	901	(132)
Corporate activities	27	116	(89)	17	14	3
Eliminations and adjustments[1]	(144)	(85)	(59)	70	22	48

Total consolidated revenues	$4,373	$4,951	$(578)	$2,990	$3,420	$(430)

1.	Adjustment to eliminate base management fees and interest income earned from entities that we consolidate. See Note 3 to our Consolidated Financial Statements

Total revenues and other gains declined by $578 million or 12% from the same period last year and direct costs declined by $430 million or 13%, resulting in a net reduction of $148 million.

Asset management: Revenues increased by $63 million to $186 million with increased base management fees contributing $39 million of the variance and carried interests contributing $8 million. Base management fees increased due to a 13% increase in fee bearing capital following the formation of Brookfield Property Partners in April 2013 and increases in capital committed to property and infrastructure funds. Direct costs increased by $36 million, reflecting the expansion of our operations as well as $10 million of additional costs reallocated from corporate activities to our asset management segment following the formation of Brookfield Property Partners in order to match them with the associated fee revenues.

Property: Revenues and direct costs increased by $94 million and $70 million, respectively, primarily due to increases in revenues at our hotel resort properties from strong pricing and volumes and the revenues and costs of industrial and logistics businesses acquired in 2013. Revenues in our U.S. office portfolio declined as a result of reduced occupancy levels, following the expected expiry of a large lease in the fourth quarter of 2013.

Renewable energy: Generation revenues were $128 million higher than the same period in prior year. Revenue from facilities owned throughout both years increased by $83 million due to higher realized prices, particularly in New York and New England. Newly acquired or commissioned assets contributed an additional $43 million of revenues and benefitted from market based pricing on uncontracted assets. Direct costs are largely fixed and increased by $10 million over the prior year reflecting the costs associated with new assets.

Infrastructure: Revenues decreased by $92 million compared to prior year due to lower timber revenues following the sale of our Pacific Northwest timberlands during the third quarter of 2013. This was partially offset by additional revenues from recently completed capital growth initiatives, including our Australian rail expansion, and the expansion of our UK regulated utility business. Direct costs decreased by $81 million compared to the prior year period, following the sale of Pacific Northwest timberlands which was partially offset by costs incurred within recently acquired or expanded businesses.

Private equity: Total revenues and other gains decreased by $594 million and direct costs decreased by $435 million, primarily as a result of asset sales. We sold a paper and packaging business midway through 2013 and sold a partial interest in a forest products company during the first quarter of 2014 which decreased revenues and direct costs by $550 million and $471 million, respectively. Excluding the effect of these asset sales, revenues decreased due to lower prices in our panelboard operations in the current quarter. Panelboard pricing in the first quarter of 2013 was particularly high as a result of increased U.S. housing starts and panelboard supply constraints.

Residential development: The increase in residential revenues of $116 million is due to an increase in volumes of home closings combined with an increase in average home selling prices in our North American operations. In addition, we disposed of two commercial properties, generating revenues of $83 million in the current quarter. Direct costs increased by $51 million reflecting the costs incurred in respect of these increased sales.

12	BROOKFIELD ASSET MANAGEMENT

Service activities: Revenues decreased by $145 million, the majority of which occurred within our construction business as delays in planned completions and project milestones pushed out the recognition of revenue to subsequent quarters. Direct costs decreased with revenue.

Corporate activities: Revenues decreased, primarily from tempered capital market performance and $46 million of mark-to-market losses on interest rate and currency positions within our cash and financial asset portfolio.

Equity Accounted Income

Equity accounted income represents our share of the net income recorded by investments over which we exercise significant influence and is reported as a single line item in our consolidated statement of operations. The following table presents consolidated equity accounted income:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013	Change
General Growth Properties	$172	$170	$2
Other property operations	48	71	(23)
Infrastructure operations	31	10	21
Other	23	15	8

	$274	$266	$8

Equity accounted income from our investment in GGP was consistent with the first quarter of 2013 as the positive variance from a 5.7% increase in same-store revenues less direct costs and a gain on debt extinguishment was offset by lower fair value gains.

Equity accounted income from other property operations decreased by $23 million due to a lower level of valuation gains at Rouse Properties Inc. and our equity accounted transportation and logistics properties.

Equity accounted income from infrastructure operations increased by $21 million from the contribution from additional investments in our Brazilian toll road made in the third quarter of 2013 and improved results at our North American natural gas transmission investment, where higher natural gas demand over the winter months increased margins.

Other equity accounted income includes $9 million of earnings from a forest products business following its partial sale and deconsolidation and the commencement of equity accounting during the first quarter of 2014.

Interest Expense

The following table presents interest expense organized by the balance sheet classification of the associated liability:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013	Change
Corporate borrowings	$54	$50	$4
Non-recourse borrowings
Property-specific mortgages	491	472	19
Subsidiary borrowings	70	119	(49)
Capital securities	11	14	(3)

	$626	$655	$(29)

The majority of our borrowings are fixed rate long-term financings. Accordingly, changes in interest rates are generally limited to the impact of refinancing activities or changes in the level of debt as a result of acquisitions and dispositions.

Interest expense from corporate borrowings increased compared to the first quarter of 2013 as a result of a higher level of borrowings as we refinanced high cost subsidiary borrowings with lower coupon corporate debt.

Interest expense on property-specific borrowings increased over the prior year as a result of interest charges incurred from borrowings associated with acquisitions in our property operations. This was partially offset by lower interest recognized after the sale of our Pacific Northwest timber operations during the third quarter of 2013 and the sale of pulp and paper businesses. Subsidiary borrowings interest expense decreased following the termination of a long-dated high coupon interest rate liability and the sale of a non-core private equity investments.

Interest expense includes dividends declared on our capital securities, which are treated as liabilities under IFRS even though they are preferred shares, because they may be redeemed at the holder’s option after a specific date for a variable number of Class A Limited Voting Shares (“Class A Shares”), or when issued by a subsidiary, a variable number of the subsidiary’s shares.

Q1 2014 INTERIM REPORT	13

Fair Value Changes

The following table presents the components of fair value changes:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013	Change
Investment properties	$354	$203	$151
Private equity investment	230	—	230
Investment in Canary Wharf	141	46	95
Interest rate and inflation contracts	6	(87)	93
Power contracts	(13)	(50)	37
Other	(3)	(51)	48

	$715	$61	$654

Investment Properties

Fair value gains from changes in investment property values totalled $354 million in the first quarter of 2014 compared to $203 million in the same period in 2013. Most gains occurred within our U.S. office properties, particularly related to the further recovery of downtown Los Angeles and our continuing leasing activities in New York. Values continued to benefit from declines in discount rates and terminal capitalization rates, reflecting a continued favourable investment climate for high quality commercial office properties. Gains also reflected improvements in projected cash flows based on tenant profile and local market conditions at each year end, based on improvements in local economic conditions, tenant leasing profiles, and rental markets. An overall decline in discount rates contributed approximately 40% of the gains, while improvements in projected cash flows contributed approximately 60% of the gains.

Private Equity Investment

We disposed of a partial interest in a private equity investee company during the quarter, resulting in us deconsolidating the business from our results and revaluing our retained interest based on its quoted market price at the time of our loss of control. This gave rise to a $230 million revaluation gain relating to the excess of fair value over our IFRS book value of our retained interest.

Investment in Canary Wharf

Progress in development activities and an expansion into residential development, as well as the impact of lower discount rates on projected cash flows gave rise to an increase in the value of our investment in Canary Wharf of $141 million, $95 million higher than the prior year.

Interest Rate and Inflation Contracts

We recorded $58 million of mark-to-market losses in the 2013 quarter arising from the impact of changes in rates on inflation contracts that we use to mitigate the impact of inflation on assets and liabilities within our infrastructure operations.

Power Contracts

We recorded a mark-to-market loss of $13 million in the current period relating to power contracts because the projections for future electricity prices increased. Certain of our long-term power contracts are accounted for as derivatives with changes in fair value recorded in net income. These contracts generally relate to the future sale of electricity at fixed prices and therefore increase in value when prices decline, and vice versa.

Depreciation and Amortization

Depreciation and amortization is summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013	Change
Renewable energy	$130	$133	$(3)
Infrastructure	95	89	6
Property	85	62	23
Private equity	52	67	(15)
Other	14	14	—

	$376	$365	$11

14	BROOKFIELD ASSET MANAGEMENT

Depreciation and amortization on our renewable energy facilities decreased by $3 million compared with the first quarter of 2013 as increases due to acquisitions and commissioning of new assets were more than offset by negative currency revaluation and a downward adjustment in carrying values arising from the annual revaluation in December 2013.

Infrastructure depreciation and amortization increased by approximately $6 million due to increased asset valuations, acquisitions and the developments coming on line.

Although most of our property assets are considered investment properties and are not depreciated under IFRS, our hotel operations are considered property, plant and equipment and utilize the revaluation method. The increase in depreciation over the 2013 period is due to increased asset valuations within these operations.

Depreciation and amortization within our private equity operations decreased due to asset sales between the first quarter of 2013 and 2014.

Income Taxes

Income tax expense increased by $397 million to $494 million in the first quarter of 2013. Deferred taxes totalled $457 million (2013 – $63 million) whereas current taxes totalled $37 million (2013 – $34 million).

In 2014, our North American office property operations incurred a $320 million non-recurring deferred tax expense because of a change in tax laws. In addition, we recorded a higher level of fair value gains in 2014 and although they do not give rise to a current tax liability, the effect of the unrealized gains on our deferred tax liabilities was larger than the amount recorded in 2013.

Our effective tax rate in 2014 was 37% (2013 – 12%), while our Canadian domestic statutory income tax rate for 2014 was 26% (2013 – 26%).

As an asset manager, many of our operations and the associated net income occur within partially owned, “flow through” entities such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated net income includes income attributable to non-controlling ownership interest in these entities, our consolidated tax provision includes only our proportionate share of the tax provision of these entities. In other words, we are consolidating all of their net income, but only our share of their tax provision. This gave rise to a 4% reduction in the effective tax rate relative to the statutory tax rate in 2014.

In addition, as a global company, we operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 3% reduction in our effective tax rate compared to a 8% reduction in 2013. The difference will vary from year to year depending on the relative proportion of income in each country.

The aforementioned change in tax law added 24% to our effective tax rate.

Non-controlling Interests

Non-controlling interests represent the portion of net income of consolidated entities that is attributable to other investors. Non-controlling interests totalled $302 million in 2014 compared to $337 million in the first quarter of 2013, representing 36% and 48% of consolidated net income, respectively, in each of these periods. The increase in income tax expense which was attributable to non-controlling interests was greater than the amount of fair value gains attributable to non-controlling interests. The primary reason for the decrease in the proportion accruing to non-controlling interest in the current period is the private equity investment, that gave rise to a $230 million revaluation gain during the 2014 quarter, is held directly and therefore none of the gain was attributable non-controlling interests.

Q1 2014 INTERIM REPORT	15

FINANCIAL PROFILE

Consolidated Assets

The following table presents our consolidated assets at March 31, 2014 and December 31, 2013:

	Total Consolidated Assets
AS AT MAR. 31, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013
Investment properties	$39,287	$38,336
Property, plant and equipment	31,042	31,019
Sustainable resources	452	502
Equity accounted investments	13,836	13,277
Cash and cash equivalents	3,555	3,663
Financial assets	6,610	4,947
Accounts receivable and other	6,253	6,666
Inventory	6,342	6,291
Intangible assets	4,870	5,044
Goodwill	1,638	1,588
Deferred income tax asset	1,397	1,412

	$115,282	$112,745

Consolidated balance sheet assets increased to $115.3 billion at the end of March 31, 2014. This represents an increase of $2.5 billion over year end. Acquisition and development initiatives increased the carrying value of our investment properties, equity accounted investments and financial assets. During the first quarter, our renewable energy operations completed two transactions which contributed $553 million to consolidated assets. We also sold part of a private equity investment which led us to deconsolidating this investment and eliminated $631 million of consolidated assets, including $213 million of property, plant and equipment and $123 million of intangible assets. Additionally, the U.S. dollar declined in value relative to most of the foreign currencies in which we hold assets, leading to an increase in the translated value of these assets.

Investment Properties

The following table presents the major contributors to the period-over-period variances for our investment properties:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2014 (MILLIONS)
Balance, beginning of period	$38,336

Acquisitions and additions	1,287
Dispositions	(745)
Fair value changes	354
Foreign currency translation	52

Net increase	951

Balance, end of period	$39,287

Acquisitions and development activity increased our investment properties by approximately $1.3 billion. Acquisitions and additions includes an additional investment in a U.S. office property that was previously equity accounted. We purchased an incremental interest for $57 million, which resulted in the acquisition of control and consolidation of this property valued at $650 million. We disposed of properties with an aggregate carrying value of $0.7 billion, most of which were office properties in the U.S. Fair value changes increased the carrying values of our investment properties by $354 million as discussed on page 14.

The fair value of investment properties is generally determined by discounting the expected future cash flows of the properties, generally over a term of 10 years using discount and terminal capitalization rates reflective of the characteristics, location and market of each property. The key valuation metrics of our investment properties are presented in the following table on a weighted average basis, disaggregated into the principal operations of our property segment for analysis purposes. The valuations are most sensitive to changes in discount rates and terminal capitalization rates. It is important to note that changes in cash flows and discount/terminal capitalization rates are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e., strong economic growth, inflation) usually give rise to increased cash flows although timing may vary.

16	BROOKFIELD ASSET MANAGEMENT

	Office		Retail		Multifamily, Industrial and Other		Weighted Average
AS AT MAR. 31, 2014 AND DEC. 31, 2013	2014	2013	2014	2013	2014	2013	2014	2013
Discount rate	7.3%	7.4%	9.1%	9.2%	8.2%	8.6%	7.5%	7.7%
Terminal capitalization rate	6.2%	6.3%	7.6%	7.6%	7.3%	7.5%	6.4%	6.6%
Investment horizon (years)	11	11	10	10	10	10	11	11

Property, Plant and Equipment

The following table presents the major components of the period-over-period variances for our property, plant and equipment (“PP&E”), disaggregated by operating platform for analysis purposes:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2014 (MILLIONS)	Renewable Energy	Infrastructure	Property	Other	Total
Balance, beginning of period	$16,611	$8,564	$3,042	$2,802	$31,019

Acquisitions and additions	323	140	6	144	613
Dispositions	—	—	—	(213)	(213)
Depreciation	(130)	(80)	(34)	(108)	(352)
Foreign currency translation	(178)	110	45	(2)	(25)

Net increase (decrease)	15	170	17	(179)	23

Balance, end of period	$16,626	$8,734	$3,059	$2,623	$31,042

We record PP&E in our renewable energy operations and our infrastructure operations using the revaluation method, which results in these assets being revalued at the end of each fiscal year.

Acquisitions and additions increased PP&E by $613 million, which primarily related to purchases of hydroelectric facilities within our renewable energy operations. Increases in the value of the Australian dollar and Brazilian real resulted in an increase in value of the infrastructure assets, while a decrease in the value of the Canadian dollar reduced the value of renewable energy assets in Canada.

Financial Assets

Financial assets increased $1.7 billion compared to year end due to investments made in a property company in Shanghai, China and other property, infrastructure and private equity investments that are classified as financial assets. The increase also reflects increases in fair value of our financial assets and a $141 million increase in the fair value of our investment in Canary Wharf, which is classified as a financial asset.

Equity Accounted Investments

Our largest equity accounted investment is a 28% interest in General Growth Properties (“GGP”) with a carrying value at March 31, 2014 of $6.2 billion. Certain of our investee entities, including GGP, carry assets at fair value, in which case we record our proportionate share of any fair value adjustments. Changes in the carrying values of equity accounted investments typically relate to the purchase or sale of shares and our share of their comprehensive income, including fair value changes, and are reduced by our share of any dividends or other distributions.

Investments increased by $559 million during the first quarter of 2014 due the purchase of a U.S. port operation in our infrastructure portfolio, hydro assets in the U.S., and a change in the basis of accounting for a private equity investment to equity accounting from consolidation.

GGP owns a large U.S. retail mall portfolio which at period end was valued on a discounted cash flow basis using a discount rate of 7.3% (2013 – 7.6%), a terminal capitalization rate of 5.8% (2013 – 5.8%), and an investment horizon of 10 years (2013 – 10 years).

Borrowings and Other Non-Current Financial Liabilities

We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy. Liabilities are disaggregated into current and long-term components in the relevant notes to our consolidated financial statements.

Q1 2014 INTERIM REPORT	17

AS AT MAR. 31, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013	Change
Corporate borrowings	$ 4,364	$ 3,975	$ 389
Non-recourse borrowings
Property-specific borrowings	36,878	35,495	1,383
Subsidiary borrowings	7,666	7,392	274
Non-current accounts payable and other liabilities[1]	4,222	4,322	(100)
Capital securities	765	791	(26)
Other non-current financial liabilities	1,304	1,086	218
	$ 55,199	$ 53,061	$ 2,138

1.	Excludes accounts payable and other liabilities that are due within one year. See Note 6 (d) to our Interim Consolidated Financial Statements

Corporate borrowings increased by $389 million in part from a C$500 million issuance of medium term notes in January 2014 completed to refinance the settlement of the long-dated interest swap contract in 2013. This was offset by a decrease in the translated value of our Canadian dollar borrowings.

The increase in property-specific borrowings of $1.4 billion during 2014 is due primarily to borrowings incurred or assumed to fund acquisitions within our property and renewable energy operations. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall decrease in the value of the U.S. dollar during the period resulted in our non-U.S. dollar denominated borrowings increasing in value.

The increase in subsidiary borrowings of $274 million during 2014 is due to the partial debt funding of the privatization of Brookfield Office Properties Inc. (“BPO”) by BPY, which purchased the majority of the shares of BPO that it did not already own in March 2014. Offsetting this was the deconsolidation of debt associated with a private equity investment that is now equity accounted and short-term financing refinanced with property-specific debt.

Capital securities decreased due to the decline in the Canadian dollar. Subsequent to the end of the period the Company redeemed C$175 million of capital securities.

Equity

Equity consists of the following components:

AS AT MAR. 31, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013	Change
Preferred equity	$ 3,279	$ 3,098	$ 181
Non-controlling interests	25,828	26,647	(819)
Common equity	17,847	17,781	66
	$ 46,954	$ 47,526	$ (572)

Common equity was relatively unchanged at $17.8 billion. Net income and other comprehensive income added $633 million, of which $130 million was distributed to shareholders as common and preferred share dividends. The net increase of $503 million was offset by $421 million of ownership changes, the largest component of which arose on the purchase of shares in BPO in exchange for cash and units of BPY. The consideration paid for the shares of BPO represented a discount to the book value of BPO, resulting in a gain, however we also issued units of BPY at a discount to the book value of that entity, resulting in a dilution loss for a net overall charge to common equity of $353 million and a corresponding increase in non-controlling interests.

Non-controlling interests declined by $819 million. The BPO privatization and our resulting BPY dilution resulted in a net reduction of non-controlling interests of $1.5 billion, representing the cash portion of the consideration of $1.3 billion plus ownership changes in equity of approximately $0.2 billion. This was offset by capital calls within our private funds of approximately $1.5 billion. Comprehensive income of $263 million was largely offset by distributions of $386 million.

We provide a more detailed discussion of our capitalization in Part 4 of the MD&A.

18	BROOKFIELD ASSET MANAGEMENT

QUARTERLY FINANCIAL PERFORMANCE

Our condensed statement of operations for the eight most recent quarters are as follows:

	2014	2013				2012
FOR THE THREE MONTHS ENDED (MILLIONS EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues and other gains	$4,373	$5,537	$5,176	$5,166	$4,951	$5,641	$4,661	$4,425
Direct costs	(2,990)	(3,672)	(3,230)	(3,606)	(3,420)	(4,393)	(3,420)	(3,284)
Other income	—	—	525	—	—	—	—	—
Equity accounted income	274	75	194	224	266	338	254	257
Expenses
Interest	(626)	(613)	(617)	(668)	(655)	(638)	(593)	(614)
Corporate costs	(33)	(36)	(36)	(36)	(44)	(40)	(41)	(35)
Fair value changes	715	33	104	465	61	415	495	(100)
Depreciation and amortization	(376)	(360)	(357)	(373)	(365)	(352)	(327)	(287)
Income taxes	(494)	(114)	(264)	(370)	(97)	(192)	(154)	17

Net income	$843	$850	$1,495	$802	$697	$779	$875	$379

Net income for shareholders	$541	$717	$813	$230	$360	$492	$334	$138

Per share
- diluted	$0.80	$1.08	$1.23	$0.31	$0.51	$0.72	$0.48	$0.17
- basic	$0.82	$1.11	$1.26	$0.31	$0.52	$0.74	$0.49	$0.17

Summary of Quarterly Results

The company’s quarterly results vary primarily due to the impact of seasonality on our operations, fair value changes recognized on our consolidated assets as well as fair value changes recorded within equity accounted income, the impact of acquisitions or dispositions of assets or businesses, and fluctuations in foreign currency exchange rates on non-U.S. operations. The timing and amount of realized disposition gains and losses also impacts our consolidated results.

Fee revenues generated within our asset management operations are contractual in nature and have increased over the past eight quarters due to higher amounts of fee bearing capital. In the fourth quarter of 2013 we earned a carried interest distribution of $558 million on the reorganization of the consortium that acquired our U.S. shopping mall business.

Our property operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains; however hotel and resort operating results tend to be more seasonal, and typically expenses benefit from higher revenues and costs as a result of increased visits during the first quarter.

Water flows and pricing within our renewable energy operations are seasonal in nature. During the fall rainy season and spring thaw, water inflows tend to be the highest leading to higher generation; however prices tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions during the fall and spring and associated reductions in demand for electricity. During the first quarter of 2014 power prices were particularly high in New York and New England increasing revenues by $83 million on a same-store basis over the comparative period in 2013.

Our infrastructure operations are generally stable in nature, as a result of the long-term sales and volumes contracts with our clients.

Our private equity operations tend to fluctuate on a quarterly basis as a result of certain of the underlying investments having seasonal operations as well as the timing of acquisitions and dispositions of operations. We disposed of a pulp and paper business within our private equity operations during the third quarter of 2013 and recognized a $664 million gain in revenue on disposition. During the first quarter of 2014 we recorded a $230 million revaluation gain in fair value changes on a private equity investment.

Our residential development operations include our North American and Brazilian residential developers, which tend to be seasonal in nature, with the fourth quarter typically the strongest as most of the construction is completed and homes are delivered.

Our construction business is seasonal in nature and revenues are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favourable in the latter half of the year.

The third quarter of 2013 includes other income of $525 million on the settlement of a swap agreement which more than offset the seasonal reduction in renewable energy revenues.

Q1 2014 INTERIM REPORT	19

We generally finance our operations with long-dated fixed-rate borrowings which results in interest expense being relatively consistent on a quarterly basis.

The amount and timing of fair value changes vary on a quarterly basis depending on changes in the fair value of our assets which are recorded at fair value in net income. Most of these relate to our commercial office portfolios, which have benefitted from declines in discount rates and increasing cash flows from leasing and redevelopment activity over the past eight quarters. Equity accounted income also includes fair value changes, most of which relate to our investment in General Growth Properties’ commercial retail properties, which have benefitted from similar factors as our office portfolios.

Depreciation and amortization increased in 2014 as a result of completion of capital expansion projects and new acquisitions in our renewable energy and infrastructure operations, and increased in 2012 as a result of a higher valuation on our renewable energy assets and acquisitions in that year.

In the fourth quarter of 2012 we acquired and commenced consolidating a number of businesses within our property and infrastructure businesses resulting in increased revenues, direct costs and interest expense.

CORPORATE DIVIDENDS

The dividends paid by Brookfield on outstanding securities during the first three months of 2014 and the same period in 2013 and 2012 are as follows:

	Distribution per Security
	2014	2013	2012
Class A and B* Shares	$0.15[1]	$0.14	$0.14
Special distribution to Class A and B Shares[2]	—	1.47	—
Class A Preferred Shares
Series 2	0.12	0.13	0.13
Series 4 + Series 7	0.12	0.13	0.13
Series 8	0.17	0.19	0.19
Series 9	0.22	0.24	0.24
Series 10[3]	—	—	0.36
Series 11[4]	—	—	0.34
Series 12[5]	0.31	0.33	0.34
Series 13	0.11	0.13	0.13
Series 14	0.42	0.46	0.47
Series 15	0.09	0.11	0.10
Series 17	0.27	0.29	0.30
Series 18	0.27	0.29	0.30
Series 21[6]	—	0.31	0.31
Series 22	0.40	0.43	0.44
Series 24	0.31	0.33	0.34
Series 26	0.26	0.28	0.28
Series 28	0.26	0.29	0.29
Series 30	0.27	0.30	0.30
Series 32[7]	0.26	0.28	—
Series 34[8]	0.24	0.26	—
Series 36[9]	0.27	0.41	—
Series 37[10]	0.28	—	—

1.	Actual dividend per Class A and B Share paid in Q1 2014 was $0.20 for the period from November to February, equivalent to $0.15 on a three month basis
2.	Distribution of a 7.6% interest in Brookfield Property Partners, paid April 15, 2013. Amount is based in IFRS values
3.	Redeemed April 5, 2012
4.	Redeemed October 1, 2012
5.	Redeemed April 7, 2014
6.	Redeemed July 2, 2013
7.	Issued March 13, 2012
8.	Issued September 12, 2012
9.	Initial distribution in 2013 includes $0.11 for the period from November 27, 2012 to December 31, 2012
10.	Issued June 13, 2013
*	Class B Limited Voting Shares (“Class B Shares”)

Dividends on the Class A and B Shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

20	BROOKFIELD ASSET MANAGEMENT

PART 3 – OPERATING SEGMENT RESULTS

BASIS OF PRESENTATION

How We Measure and Report Our Operating Segments

Our operations are organized into four operating platforms in addition to our corporate and asset management activities, which collectively represent eight operating segments. We measure performance primarily using funds from operations generated by each operating segment and the amount of capital invested by the Corporation in each segment.

Our operating segments are as follows:

i.

Asset management operations consist of managing our listed entities, private funds and public securities on behalf of our clients and ourselves. We generate contractual base management fees for these activities and we also are entitled to earn performance fees, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.

Property operations include the ownership and operation of office properties, retail properties, industrial, multifamily, and other property investments located primarily in major North American, Australian, Brazilian and European cities.

iii.

Renewable energy operations include the ownership and operation of hydroelectric power generating facilities on river systems in North America and Brazil, and wind power generating facilities in North America.

iv.	Infrastructure operations include the ownership and operation of utilities, transport, energy, timberland and agricultural operations located in Australia, North America, Europe and South America.

v.

Private equity operations include the investments and operations overseen by our private equity group. These include both direct investments and investments in our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries.

vi.	Residential development operations consist predominantly of homebuilding and land development in North America, and condominium development in Brazil.

vii.

Service activities include construction management and contracting services, and property services operations which include global corporate relocation, facilities management and residential brokerage services.

viii.

Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings, capital securities and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

Segment Financial Measures

Funds from Operations (“FFO”) is a key measure of our financial performance and we use FFO to assess operating results and our businesses performance on a segmented basis. We define FFO as net income prior to fair value changes, depreciation and amortization, and deferred income taxes. When determining FFO, we include our proportionate share of the FFO of equity accounted investments and exclude transaction costs incurred on business combinations.

FFO includes gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes, as opposed to net income because they result from a change in ownership of a consolidated entity (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business.

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of funds from operations and the determination of funds from operations by REALPAC and/or NAREIT, are that we include the following: realized disposition gains or losses that occur as normal part of our business and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

Q1 2014 INTERIM REPORT	21

We do not use FFO as a measure of cash generated from our operations. We derive funds from operations for each operating segment and reconcile total reportable segment FFO to net income in Note 3 of the interim consolidated financial statements and on page 23.

In assessing results, we identify the portion of FFO that represents realized disposition gains or losses, as well as the FFO and segment equity that relates to our primary listed entities: Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners. We believe that identifying the segment FFO and segment equity attributable to our listed entities enables investors to understand how the results of these public entities are integrated into our financial results and that identifying realized disposition gains is helpful in understanding variances between reporting periods.

The following sections also utilize segment operating measures that we employ to describe and assess performance on a segmented basis. The calculation of these measures may differ from others and as a result, may not be comparable to similar measures presented by others. These operating measures and their respective definitions are provided on pages 35 and 36 of our December 31, 2013 annual report.

SUMMARY OF RESULTS BY OPERATING SEGMENT

The following table presents FFO on a year-over-year and common equity by segment compared to year-end basis for comparison purposes:

	Funds from Operations			Common Equity by Segment
AS AT MAR. 31, 2014 AND DEC. 31, 2013 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013	Variance	2014	2013	Variance
Asset management	$88	$61	$27	$219	$216	$3
Property	199	165	34	13,245	13,339	(94)
Renewable energy	164	248	(84)	4,312	4,428	(116)
Infrastructure	59	88	(29)	2,166	2,171	(5)
Private equity	63	157	(94)	1,340	1,105	235
Residential development	19	(16)	35	1,603	1,435	168
Service activities	12	28	(16)	1,308	1,286	22
Corporate activities	(112)	(42)	(70)	(6,346)	(6,199)	(147)

	$492	$689	$(197)	$17,847	$17,781	$66

Funds From Operations

We generated $492 million of FFO during the first quarter, which included $105 million of realized disposition gains, compared to FFO of $689 million in the prior year. Excluding realized disposition gains, FFO increased from $364 million in 2013 to $387 million, representing an increase of $23 million or 6%.

Our asset management operations generated $88 million of FFO during the first quarter of 2014. Fee related earnings increased by $24 million over the 2013 quarter, primarily from a higher level of fee bearing capital under management as well as a higher level of transactions and advisory fees. We formed BPY in April 2013 and launched a number of value add and opportunistic private funds over the past twelve months, which increased fee bearing capital by 26% prior to returns of capital.

FFO from our property operations was $199 million for the quarter, representing an increase of $34 million over 2013. Excluding $76 million of realized disposition gains ($11 million in 2013), FFO decreased by $31 million, primarily a result of our reduced ownership interest in these operations and management fees incurred by BPY, following the formation and spin-off of BPY in April 2013, and reduced occupancy levels within our U.S. office portfolio. These negative variances were partially offset by a 5.7% increase in same store U.S. retail sales and the contribution from capital deployed.

Our renewable energy operations contributed $164 million of FFO, representing a decrease of $84 million over the prior year. Excluding realized disposition gains, FFO increased by $88 million. Higher power prices increased FFO by $95 million over 2013, which was partially offset by negative foreign currency revaluation, and a reduced ownership interest in BREP. Generation from existing facilities was relatively consistent between the two quarters and was in line with long-term averages. New facilities contributed $6 million of FFO. In the 2013 quarter, we disposed of 8.1 million shares of BREP and recognized a $172 million realized disposition gain.

Infrastructure FFO was $59 million for the quarter and did not include any realized disposition gains. FFO in 2013, excluding realized disposition gains of $30 million, was $58 million. FFO benefitted from the contribution of new assets and completed development projects, including additional investments in our Brazilian toll roads and increased volumes at our Australian rail operations following the completion of our expansion program, as well as organic growth from inflation indexation and commissioning of projects into our rate base. These positive variances were largely offset by the removal of FFO from our Pacific Northwest Timberlands, following their sale in the third quarter of 2013.

22	BROOKFIELD ASSET MANAGEMENT

FFO from our private equity operations decreased by $94 million, of which $27 million of the decrease was a result of a lower amount of realized disposition gains recognized in the current quarter. FFO was adversely impacted by lower oriented strand board prices within our panelboard operations, which were particularly high in the first quarter of 2013. We recognized $35 million of realized disposition gains in the current quarter and $62 million in 2013.

Our residential development operations generated $19 million of FFO compared to a deficit of $16 million in the prior year. FFO from our North American operations increased by $19 million due primarily to increased volumes and prices in our U.S. operations. The contribution from our Brazilian operations increased over the prior year; however, we continue to experience slower growth and a reduced number of launches.

FFO from our services activities decreased by $16 million to $12 million in 2013, due to delays in the commencement of several large projects within our Australian construction operations.

FFO from our corporate activities decreased by $70 million from the prior year, which includes a $115 million decrease in investment income. We recorded mark-to-market losses in the current period compared to gains in the prior year. This was partially offset by a $30 million reduction in corporate interest expense, reflecting a reduced level of borrowings and a 130 basis point reduction in our corporate cost of capital, and a $15 million reduction in corporate costs.

Common Equity by Segment

Common equity by segment was relatively consistent since year end as the increase from our share of earnings and foreign currency revaluation was offset by capital repatriated to us. Invested capital within our property operations decreased following the reduction in the carrying value of our interest in BPY as part of the BPO/BPY merger, which resulted in us decreasing our equity interest in BPY from 89% to 72%. Renewable energy segment equity decreased primarily from negative foreign currency revaluation and depreciation and amortization. We continued to deploy capital within our private equity operations, however this increase was partially offset by the sale of 64 million shares of Western Forest Products, generating proceeds of $104 million. Corporate common equity decreased as a result of the issuance of C$500 million medium term notes and C$200 million of preferred shares the proceeds of which were used primarily to invest in our financial asset portfolio and to repay $180 million of leverage in our directly held residential development operations resulting in a increase in the common equity allocated to this segment.

Reconciliation of Non-IFRS Measures

The following table reconciles total operating segment FFO to net income:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013
Total operating segment FFO	$492	$689
Gains not recorded in net income	(70)	(264)
Non-controlling interest in FFO	525	571
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	14	68
Fair value changes	715	61
Depreciation and amortization	(376)	(365)
Deferred income taxes	(457)	(63)

Net income	$843	$697

Q1 2014 INTERIM REPORT	23

ASSET MANAGEMENT

Overview

Our asset management operations consist of managing listed entities, private funds and public securities on behalf of ourselves and our clients. As at March 31, 2014, we managed approximately $84 billion of fee bearing capital, of which approximately $58 billion was from clients and the balance of $26 billion was from Brookfield. We also provide transaction and other advisory services. The following table disaggregates segment FFO into fee related earnings and carried interests to facilitate analysis.

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013
Funds from operations
Fee related earnings	$85	$61
Carried interests	3	—

	$88	$61

Revenues in this segment include fees earned by us in respect of capital managed for clients as well as the capital provided by Brookfield, with the exception of carried interests which exclude amounts earned on Brookfield capital. This is representative of how we manage the business and more appropriately measures the returns from our asset management activities and the returns from the capital invested in our funds.

We do not recognize carried interests until the end of any determination or “clawback” period, which typically occurs at or near the end of a fund term, however we do provide supplemental information on the estimated amount of unrealized carried interests that have accumulated to date based on fund performance up to the date of the financial statements.

Fee Related Earnings

We generated the following fee related earnings during the period:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013
Base management fees	$142	$103
Incentive distributions	12	8
Performance fees	2	1
Transaction and advisory fees	22	11

Fee revenues	178	123
Direct costs	(93)	(62)

Fee related earnings	$85	$61

Fee related earnings increased by 39% to $85 million for the quarter, primarily as a result of increases in fee bearing capital and associated fee revenues.

Base management fees increased 38% to $142 million compared to $103 million in the prior year. Base management fees from our listed issuers increased by 40% or $17 million to $60 million. We launched BPY in April 2013 and recorded $18 million of base fees from BPY in the current quarter, of which $6 million were a result of the increase in BPY’s capitalization beyond its original amount after adjusting for the applicable fee credits. Our private funds contributed $14 million to the increase mainly resulting from new commitments to our infrastructure and real estate flagship funds. Base fees from our public securities activities increased by $8 million due to net inflows and market value appreciation of securities under management.

We received $12 million of incentive distributions from Brookfield Infrastructure Partners and Brookfield Renewable Energy Partners during the first quarter of 2014, representing an increase of $4 million from 2013. The increase was the result of a 12% growth in BIP’s limited partnership unit distributions from $1.72 per unit during 2013 to an annualized rate of $1.92 per unit in 2014 and BREP’s increase in annualized distributions from $1.45 to $1.55, which now exceeds the first hurdle for our incentive distributions.

Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Operating margins, which are calculated as fee related earnings divided by fee revenues, were 48% for the quarter, compared to 50% in 2013. Operating margins decreased from the prior year due to lower margins on the initial fee for BPY. Direct costs increased by $31 million year-over-year in particular due to geographic expansion in our infrastructure, public securities and advisory businesses, as well as the reallocation of $10 million of costs from our corporate activities segment to our asset management segment following the launch of Brookfield Property Partners.

24	BROOKFIELD ASSET MANAGEMENT

Carried Interests

We recognized $8 million of carried interest during the first quarter ($3 million net of associated costs), compared to $nil in 2013. Carried interest in the current quarter was generated on the completion of a private fund mandate and asset sales within a mature fund, both within our real estate operations.

Accumulated unrealized carried interest totalled $344 million at March 31, 2014. This represents an increase of $34 million compared to year-end, prior to the $8 million realized. We estimate that direct expenses of approximately $120 million will arise on the realization of the income accumulated to date. The amount of unrealized carried interests and associated costs are shown in the following table:

FOR THE THREE MONTHS ENDED MAR. 31, 2014 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net
Unrealized balance, beginning of year	$318	$(118)	$200
In-period change
Generated	34	(7)	27
Less: realized	(8)	5	(3)

Unrealized balance, end of period	$344	$(120)	$224

Fee Bearing Capital

The following table summarizes our fee bearing capital:

AS AT MAR. 31, 2014 AND DEC. 31, 2013 (MILLIONS)	Listed Issuers[1]	Private Funds[1]	Public Securities	Total	2013
Property	$17,294	$12,347	$3,213	$32,854	$30,313
Renewable energy	9,906	2,169	—	12,075	11,494
Infrastructure	8,455	8,561	5,587	22,603	21,717
Private equity	—	2,785	—	2,785	2,683
Other	—	—	13,213	13,213	13,086

March 31, 2014	$35,655	$25,862	$22,013	$83,530	n/a

December 31, 2013	$32,997	$25,625	$20,671	n/a	$79,293

1.	Includes Brookfield capital of $6.1 billion (2013 – $ 6.0 billion) in private funds and $ 19.7 billion (2013 – $ 19.7 billion) in listed issuers

Listed issuer capital includes the market capitalization of our listed issuers: BPY, BREP, BIP, Brookfield Canada Office Properties, Acadian Timber Corp. and several smaller listed entities, and also includes corporate debt and preferred shares issued by these entities to the extent these are included in determining base management fees.

Third party private fund capital includes $11.9 billion of invested capital and $7.9 billion of capital that has not been invested to date but which is available to pursue acquisitions within each fund’s specific mandate. Of the total uncalled commitments, $1.9 billion relates to property funds, $5.1 billion relates to infrastructure funds and $0.9 billion relates to private equity funds. The invested capital has a remaining average term of eight years (10 years with two one-year extension options) and the uncalled commitments has an average term during which they can be called of approximately four years.

We manage fixed income and equity securities within our public securities operations, with a particular focus on real estate and infrastructure, including high yield and distress securities. Fee bearing capital within our public securities is typically redeemable at our investors’ option.

Q1 2014 INTERIM REPORT	25

Fee bearing capital increased by $4.2 billion during the first three months of 2014. The principal variances are set out in the following table:

FOR THE THREE MONTHS ENDED MAR. 31, 2014 (MILLIONS)	Listed Issuers	Private Funds	Public Securities	Total
Balance, December 31, 2013	$32,997	$25,625	$20,671	$79,293

Inflows	2,767	920	1,021	4,708
Outflows	—	—	(404)	(404)
Distributions	(354)	(516)	—	(870)
Market activity	460	—	725	1,185
Foreign exchange and other	(215)	(167)	—	(382)

Change	2,658	237	1,342	4,237

Balance, March 31, 2014	$35,655	$25,862	$22,013	$83,530

Listed issuer fee bearing capital increased by $2.7 billion to $35.7 billion. BPY successfully completed the tender offer of Brookfield Office Properties and issued $2.8 billion of equity units to fund 67% of the proceeds, and the remaining amount was funded through a new corporate bridge facility at BPY. We excluded the bridge facility at BPY from the determination of BPY’s capitalization for the purpose of calculating equity enhancement fees for a period of up to two years.

Private funds capital was consistent on an overall basis and increased $0.2 billion to $25.9 billion with additional co-investments and our manager take-over of an on-the-run real estate fund with $0.3 billion of commitments. This was offset by the dissolution of a private fund.

Fee bearing capital in our public securities portfolio increased by $1.3 billion during the quarter due to inflows of $1.0 billion and strong market appreciation, partially offset by redemptions. In April 2014, we announced the sale of a portion of our fixed income business, which included $7 billion of fee bearing capital.

PROPERTY

Overview

We own virtually all of our commercial property assets through BPY, which was launched in April 2013 and is listed on the New York and Toronto Stock Exchanges. We also own $1.3 billion of preferred shares of BPY which yield 6.2%, and a small number of other property assets.

BPY completed the tender offer for Brookfield Office Properties (“BPO”) common shares during the quarter which increased BPY’s ownership of BPO to 92.5% and reduced our ownership of BPY to 71.9%. BPY is proceeding with a second stage transaction to acquire the remaining shares of BPO in early June, which upon completion, will result in us decreasing our ownership in BPY to 66% and will have increased BPY’s public float by 23% or $3.5 billion, based on public pricing.

BPY’s operations are principally organized as follows:

Office Properties: We own interests in and operate commercial office portfolios, consisting of 168 properties containing over 97 million square feet of commercial office space. The properties are located in major financial, energy, technology and government cities in North America, Europe and Australia. We also develop office properties on a selective basis in close proximity to our existing properties and our office development assets consist of interests in 21 sites totalling approximately 19 million square feet. The majority of BPY’s office properties are held through 93% owned BPO and a 22% equity interest in Canary Wharf Group Plc (“Canary Wharf”). Of the total properties in our office portfolio, 143 properties consisting of 85 million square feet are consolidated and the remaining interests are either equity accounted or accounted for as a financial asset under IFRS. The completion of the merger with BPO would increase BPY’s ownership of BPO’s office portfolio to 100%.

Retail Properties: Our retail portfolio consists of an interest in 163 retail properties in the United States, Brazil and Australia, encompassing 152 million square feet. Our North American retail operations are held through our 33% fully diluted interest in GGP and a 34% interest in Rouse Properties, both of which are equity accounted. Our Brazilian operations are held through a 35% owned institutional fund managed by us, and we also own direct property interests in Australia. Of the total properties in our retail portfolio, 154 properties, consisting of 149 million square feet, are equity accounted investments and the remaining are consolidated under IFRS.

Multifamily, Industrial and Hospitality Properties: This category includes 22,200 multifamily units in the United States and Canada and 58 million square feet of industrial space in North America and Europe. We also own eight hotels with 7,500 rooms and investments in mezzanine debt.

26	BROOKFIELD ASSET MANAGEMENT

The following table disaggregates segment FFO and segment equity into the amounts derived from our ownership of BPY, the amounts represented by other property assets and liabilities and realized disposition gains to facilitate analysis:

	Funds from Operations		Common Equity by Segment
FOR THE THREE MONTHS ENDED MAR. 31 AND AS AT MAR. 31, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013	2014	2013
Brookfield Property Partners[1]
Equity units[2]	$111	$146	$12,055	$12,180
Preferred shares	19	—	1,275	1,275

	130	146	13,330	13,455

Other
Property assets	1	15	485	469
Liabilities	(8)	(7)	(570)	(585)
Realized disposition gains	76	11	—	—

	$199	$165	$13,245	$13,339

1.	BPY 2013 results includes assets contributed to BPY including BPO, GGP and our investment in Canary Wharf
2.

Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 45.2 million Class A LP units, 4.8 million special limited partnership units and 0.1 million general partnership units; together representing an effective economic interest of 72% of BPY

FFO within our property segment was $199 million (2013 – $165 million). We recorded $76 million of realized disposition gains compared to $11 million in 2013, resulting in a positive variance of $65 million. This increase was partially offset by a decline in FFO from the operations that are now held through BPY to $130 million (2013 – $146 million), and an $15 million decrease in other property assets FFO.

Brookfield Property Partners

Our share of BPY’s FFO during 2014 was $130 million, of which $19 million was received as dividends on preferred shares that were issued to us on the formation of BPY. This represents a decline of $16 million from the $146 million of FFO recorded from the same businesses during 2013. The distribution of the initial 7.6% ownership position in BPY to shareholders in April 2013 and subsequent BPY equity issuances reduced our interest in these operations, resulting in a $16 million decline over the 2013 results on a comparative basis. BPY’s FFO from retail property operations and multifamily, industrial and hospitality operations increased over the prior year, which was partially offset by $18 million of base management fees paid to us and recorded as revenue in our asset management segment.

Office Properties

BPY recorded FFO of $82 million from office property operations in 2014 and 2013, of which our share was $72 million and $82 million, respectively. Office FFO remained consistent overall due to an increased ownership in these operations following the completion of the first phase of the BPO tender offer, partially offset by lease expiries in the U.S. In-place rents on existing properties using consistent foreign exchange rates increased by 0.4% (3.6% decrease using actual foreign exchange rates), due to the expected expiry of a large lease in New York City in the fourth quarter of 2013 that reduced BPY’s FFO from our U.S. operations by $21 million, $19 million at our share. This was partially offset by a higher average in-place rents on a same property basis in our U.S. and Canadian properties as well as the contribution from recently acquired properties.

Leasing activity during the quarter consisted of 1.5 million square feet of new leases at an average in-place net rent of $30.65 and 1.4 million square feet of lease expiries at expiring net rents of $28.80 per square foot. This resulted in an increase in average in-place net rents from $29.91 to $30.09 per square foot. Overall occupancy was consistent with year end of 87.9% (2013 – 88.0%).

In North America, average in-place net rents across our 84.1 million square foot portfolio approximate $26 per square foot. Net rents represent a discount of approximately 17% to the average market rent of $32 per square foot. This gives us confidence that we will be able to maintain or increase our net rental income in the coming years and, together with our high overall occupancy, to exercise patience in signing new leases.

In Australasia, average in-place net rents in our 11.6 million square foot portfolio are $49 per square foot, which represents a 8% discount to market rents. The occupancy rate across the portfolio remains high at 97.6% and the weighted average lease term is approximately six years. Leases in Australia typically include annual escalations, with the result that in-place lease rates tend to increase along with long-term increases in market rents.

Q1 2014 INTERIM REPORT	27

Retail Properties

BPY’s FFO from retail operations, which is derived largely from its ownership interest in GGP, increased to $94 million in 2014 (2013 – $68 million), of which our share was $82 million and $68 million, respectively.

BPY’s net share of GGP’s funds from operations prior to realized disposition gains was $86 million compared to $60 million in 2013. The growth in FFO reflects increases in both net rents and occupancy. Initial rental rates for leases commencing in 2014 increased by 10.8% or $6.62 per square foot, to $67.75 per square foot when compared to the rental rate for expired leases. Tenant sales were $565 per square foot on a trailing 12-month basis as at year end, representing a 1.2% increase over the prior year on a comparable basis. The remaining FFO includes the results of Rouse Properties, and our share of FFO from our Brazilian retail property fund.

Total leasing activity during the quarter consisted of 9.1 million square feet of new leases at an average in-place net rent of $59.94 during the year and 9.7 million square feet of lease expiries at expiring net rents of $60.27 per square foot. This resulted in a decrease in average in-place net rents from $53.46 to $53.23 per square foot. Overall occupancy in our retail property portfolio was 94.9% (2013 – 95.9%), and represented an average lease term of six years. Portfolio net rents represent a discount of approximately 6% compared to market rents of $56.64 per square foot.

Multifamily, Industrial and Hospitality Properties

BPY owns multifamily, industrial and hospitality and other property assets primarily through funds that are managed by us. The carrying value of BPY’s investment in these operations is $1.0 billion as of March 31, 2014 (2013 – $1.0 billion), and its share of the associated FFO increased to $20 million (2013 – $14 million) of which our share was $17 million and $14 million respectively.

Common Equity by Segment

Common equity by segment decreased by $0.1 billion to $13.2 billion (2013 – $13.3 billion) primarily due to the reduction in our ownership in BPY from 89% to 72%, following BPY’s $2.8 billion equity issuance to fund the first phase of the BPO tender offer.

RENEWABLE ENERGY

Overview

We hold our renewable energy operations primarily through a 65% fully diluted interest in Brookfield Renewable Energy Partners (“BREP”). BREP is listed on both the NYSE and TSX and had a market capitalization of $7.7 billion at March 31, 2014. BREP operates renewable power facilities and owns them both directly as well as through joint ventures and institutional infrastructure funds that we manage.

We arrange for the sale of power generated by BREP through our energy marketing business (“Brookfield Energy Marketing” or “BEMI”). We purchase a portion of BREP’s power pursuant to long-term contracts at pre-determined prices, providing a stable revenue profile for unitholders of BREP and providing us with continued participation in future increases (or decreases) in power prices.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership of BREP, the operations of BEMI and realized disposition gains to facilitate analysis:

AS AT MAR. 31, 2014 AND DEC. 31, 2013 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2014	2013	2014	2013
Brookfield Renewable Energy Partners[1]	$120	$108	$3,510	$3,534
Brookfield Energy Marketing	44	(32)	802	894
Realized disposition gains	—	172	—	—

	$164	$248	$4,312	$4,428

1.

Brookfield’s interest in BREP consists of 129.7 million redemption-exchange units, 40.0 million Class A LP units and 2.7 million general partnership units; together representing an economic interest of 65% of BREP

Our share of BREP’s FFO increased by $12 million, or 11%, reflecting increased pricing on uncontracted generation as well as the contribution from newly acquired and commissioned assets. Our energy marketing group generated $44 million of FFO, representing an increase of $76 million over the prior year, as a result of a $58 per MWh increase in realized pricing on uncontracted generation. We completed a secondary offering of BREP in the first quarter of 2013 which generated proceeds of $233 million and a $172 million realized disposition gain.

28	BROOKFIELD ASSET MANAGEMENT

Brookfield Renewable Energy Partners

We own one of the world’s largest publicly traded, renewable power portfolios with 6,057 megawatts (“MW”) of installed capacity and long-term average annual generation of 22,860 gigawatt hours (“GWh”). Our portfolio includes 203 hydroelectric generating stations on 71 river systems and 11 wind facilities, diversified across 12 power markets in the United States, Canada and Brazil. We also have an approximate 2,000 MW development pipeline spread across all of our operating jurisdictions.

BREP’s operating results are summarized as follows:

FOR THE THREE MONTHS MAR. 31 (GIGAWATT HOURS AND $MILLIONS)	Actual Generation (GWh)		Long-Term Average (GWh)		Funds from Operations
	2014	2013	2014	2013	2014	2013
Revenues
Hydroelectric	5,001	4,779	4,916	4,521	$393	$354
Wind energy	610	539	635	582	68	63
Co-generation	100	217	219	222	19	20

	5,711	5,535	5,770	5,325	480	437

Direct operating costs					(130)	(126)
Interest expense and other					(110)	(109)
Non-controlling interest					(120)	(94)

					$120	$108

Our share of BREP’s FFO increased by $12 million to $120 million, from $108 million in 2013.

Generation levels during the three months ended March 31, 2014 totalled 5,711 GWh, an increase of 176 GWh as compared to the same period of the prior year.

The hydroelectric portfolio generated 5,001 GWh, in-line with the long-term average of 4,916 GWh and an increase of 222 GWh as compared to the first quarter of 2013. Generation from existing hydroelectric assets was 4,711 GWh compared to 4,779 GWh for the prior year. In the United States, hydrological conditions across the portfolio resulted in lower inflows, and generation was slightly below long-term average. Generation in Canada increased as hydrology was strong, notably in Ontario. Facilities acquired in Maine during the current quarter and in the first quarter of 2013 contributed incremental generation of 231 GWh. In Brazil, we forward sold a portion of the remaining generation for the year to capture higher power prices.

Generation from the wind portfolio totalled 610 GWh, in-line with the long-term average of 635 GWh and 71 GWh more than the first quarter of 2013. Wind conditions in the United States were stronger compared to the prior year, and generation increased by 27 GWh with a full quarter’s contribution from the facilities acquired in California in the first quarter of 2013.

Revenues totalled $480 million which represented a year-over-year increase of $43 million. Of this amount, $39 million was attributable to full quarter’s contribution from facilities acquired or commissioned in the first quarter of 2013, and $9 million was attributable to the facilities acquired during the current quarter. An increase in generation from our existing facilities resulted in additional revenues of $6 million. At our recently acquired facilities in Maine, we predominantly sell our generation at market-based prices, and therefore we have benefited from strong power pricing in the northeastern United States during the current quarter. Our Brazil portfolio contributed an additional $20 million to revenues, due to higher electricity pricing in the current quarter. The appreciation of the U.S. dollar impacted revenues by $30 million.

Direct operating costs increased by $4 million to $130 million and are largely fixed and therefore do not vary with generation levels to the same extent as revenues and reflects the growth of the portfolio.

Interest expense totalled $101 million, consistent with the prior year of $102 million, as the impact of higher levels of borrowings in respect of acquisitions was offset by lower borrowing costs on refinancings and changes in foreign exchange rates. Other costs increased by $2 million to $9 million and include base management fees paid and current income taxes. Non-controlling interests increased to $120 million for 2014 (2013 – $94 million) reflecting an increase in BREP’s FFO attributable to non-controlling interests.

Brookfield Energy Marketing

Our wholly owned energy marketing group has entered into long-term purchase agreements and price guarantees with BREP as described below. We are entitled to sell the power as well as any ancillary revenues, such capacity payments and renewable credits or premiums.

BEMI purchased approximately 2,233 gigawatt hours of electricity from BREP during 2014 at an average price of $74 per megawatt hour and sold this power at an average price, including ancillary revenues, of $94 per megawatt hour, resulting in FFO of $44 million (2013 – deficit of $32 million). Approximately 829 gigawatt hours of BEMI power sales were pursuant to long-term contracts at prices modestly in excess of our purchase cost. The balance of 1,404 gigawatt hours was sold in

Q1 2014 INTERIM REPORT	29

the short-term market at an average price of $105 per megawatt hour, including ancillary revenues and peaking premiums (2013 – $47 per megawatt hour), which resulted in us realizing $30 per megawatt of profit above our contracted price of $75 per megawatt.

Common Equity by Segment

Common equity by segment decreased by $116 million to $4.3 billion during the period, primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar and Brazilian real, which decreased the carrying value of our non-U.S. dollar operations, and as well as depreciation and amortization.

INFRASTRUCTURE

Overview

Our infrastructure operations are held primarily through our 28% fully diluted interest in Brookfield Infrastructure Partners. BIP is listed on the New York and Toronto Stock Exchanges and had a market capitalization of $8.2 billion at year end. BIP owns a number of these infrastructure businesses directly as well as through private funds and joint ventures that we manage. We also have direct investments in our sustainable resources operations.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership of BIP, our directly held sustainable resources operations and realized disposition gains to facilitate analysis:

AS AT MAR. 31, 2014 AND DEC. 31, 2013 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2014	2013	2014	2013
Brookfield Infrastructure Partners[1]	$50	$43	$1,455	$1,478
Sustainable resources	9	15	711	693
Realized disposition gains	—	30	—	—

	$59	$88	$2,166	$2,171

1.	Brookfield’s interest in BIP consist of 59.8 million redemption-exchange units representing an economic interest of 28% of BIP

Brookfield Infrastructure Partners

BIP’s operations are principally organized as follows:

Utilities operations: consist of our regulated distribution, regulated terminal and electricity transmission operations, located in Australasia, North and South America and Europe. These businesses typically earn a pre-determined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be highly predictable and typically not impacted to any great degree by short-term volume or price fluctuations.

Transport operations: are comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses with regulated tariff structures, such as our railroad and toll road operations, as well as unregulated businesses, such as our ports. Approximately 80% of our transport operations are supported by long-term contracts or regulation.

Energy operations: consist of systems that provide energy transportation, distribution and storage services. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Approximately 80% of our energy operations are supported by long-term contractual revenues.

BIP recorded FFO from its utilities operations of $89 million ($26 million of our share) slightly below the prior year as the benefits from inflation indexation and contributions from organic growth investments over the past 12 months were offset by the sale of our Australasian regulated distribution operation in the fourth quarter of 2013.

Transport FFO increased by $28 million to $95 million ($8 million to $27 million of our share) during the quarter. Our Australian railroad contributed an additional $7 million over the prior year, primarily due to the completion of our $600 million expansion program at the end of Q1 2013 and a strong grain harvest. Our South American toll roads contributed an additional $18 million of FFO compared to Q1 2013, primarily from our increased ownership in these toll roads, following our $670 million investment and by higher traffic volumes and regulatory tariffs.

BIP’s Energy FFO increased by $4 million to $26 million ($7 million of our share) driven by improved performance at our North American gas transmission business as a result of increased natural gas volume demand into the Chicago market due to extreme cold weather.

30	BROOKFIELD ASSET MANAGEMENT

Sustainable Resources

Our share FFO from sustainable resource investments decreased by $6 million to $9 million primarily due to our lower level of common equity in these operations after we sold our U.S. Pacific Northwest timberlands in June of 2013. These operations were owned both directly and by BIP. Our other directly held assets include our investment in Acadian Timber Corp. which owns and operates timberlands in the northeastern U.S. and Canada, and our equity invested in a number of timber and agriculture private funds we manage.

Common Equity by Segment

Invested capital decreased marginally to $2,166 million at the end of the quarter from $2,171 million at the end of 2013.

PRIVATE EQUITY

Our private equity operations are conducted through a series of institutional private equity funds operated under the Brookfield Capital Partners brand with total committed capital of $3.4 billion as well as direct investments in several public companies including Norbord Inc. (“Norbord”) and Western Forest Products Inc. (“Western Forest Products”).

FFO decreased by $94 million to $63 million during 2014, reflecting a $27 million decrease in realized disposition gains and a $44 million reduction in FFO from Norbord, driven by lower oriented-strand board pricing, which was particularly high in 2013. The reduction in FFO from private funds reflects lower prices within more cyclical businesses and the sale of a highly profitable investment prior to the quarter.

The following table disaggregates segment FFO and segment equity into the amounts attributable to the capital we have invested in the private funds that we manage, our investment in Norbord, other investments and realized disposition gains to facilitate analysis:

AS AT MAR. 31, 2014 AND DEC. 31, 2013 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2014	2013	2014	2013
Brookfield Capital Partners
Private funds	$4	$25	$587	$474
Norbord	9	53	233	246
Other	15	17	520	385
Realized disposition gains	35	62	—	—

	$63	$157	$1,340	$1,105

The private equity fund portfolios include 12 investments in a diverse range of industries. Our average investment is $41 million and our largest single exposure is $225 million using IFRS values and stock market prices. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital.

Our largest direct investment is a 52% interest in Norbord, which is one of the world’s largest producers of oriented strand board. The market value of our investment in Norbord at March 31, 2014 was approximately $733 million based on stock market prices, compared to our carrying value of $233 million.

Realized disposition gains include a $35 million gain on the sale of Western Forest Products shares throughout the first quarter. We sold 43.8 million shares in January as part of a secondary offering for net proceeds of C$82 million. Additionally, we sold 20.5 million shares during the quarter on the exercise of warrants sold in the fourth quarter. Overall, our ownership of Western Forest Products decreased from 52% to 35% at March 31, 2014, which resulted in us deconsolidating their results.

Segment common equity increased by $235 million over the prior year, as increases in earnings and capital invested in our private funds more than offset the impact of asset sales within our industrial and forest products. Following the sale and deconsolidation of Western Forest Products, we revalued our retained interest to fair value at the time of disposition, which resulted in a $230 million increase in the carrying value of this investment, based on the excess of fair value over our IFRS book value of our investment.

Q1 2014 INTERIM REPORT	31

RESIDENTIAL DEVELOPMENT

Our residential development operations consist of our direct investment in two public companies: Brookfield Residential Properties Inc. (“BRPI”) and Brookfield Incorporações S.A. (“BISA”), as well as operations in Australia that we are in the process of winding down.

Our North American business is conducted through BRPI. We hold approximately 69% of BRPI, which is listed on the New York and Toronto stock exchanges. BRPI is active in 11 principal markets located primarily in Canada, and the U.S., and controls over 110,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.

Our Brazilian business is conducted through BISA. We hold approximately 45% of BISA which is listed on the principal stock exchange in Brazil. BISA is one of the leading developers in Brazil’s real estate industry. These operations include land acquisition and development, construction, and sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential. The operations are conducted in Brazil’s main metropolitan areas, including São Paulo, Rio de Janeiro, the Brasilia Federal District, and the five other markets that collectively account for the majority of the Brazilian real estate market.

Our residential businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our operations by region and realized disposition gains to facilitate analysis:

AS AT MAR. 31, 2014 AND DEC. 31, 2013 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2014	2013	2014	2013
Residential
North America (BRPI)	$23	$4	$959	$960
Brazil (BISA)	(7)	(12)	373	421
Australia and other	3	(8)	271	54

	$19	$(16)	$1,603	$1,435

Our North American operations demonstrated strong growth reflecting the recovery in U.S. housing markets and continued strength in Canada. Funds from operations increased from $4 million to $23 million due largely to the recognition of $21 million earned on the sale of two commercial properties developed by BRPI. Excluding these amounts, FFO decreased by $1 million as a 13% increase in gross margins was more than offset in part by increased interest expense and income taxes.

Home closings and housing gross margins increased in both our Canadian and U.S. operations when compared to the prior year. We delivered 350 homes and 446 lots during the year, compared to 296 and 370, respectively, in 2013, representing a year-over-year increase of 18% and 21%, respectively. The gross margin on our Canadian housing operations was 24% compared to 21% in 2013 reflecting a slight change in mix between the projects being delivered and between home and lot sales.

Our Brazilian operations experienced lower levels of sales and project launches during 2013, reflecting lower levels of growth in our principal development areas following several years of expansion and consistent with the experience of other developers. We experienced margin pressure from cost increases, and project overruns; however, we remain focused on increasing launches and sales in the near term.

Our directly held Australian and other operations generated $3 million of FFO compared to an $8 million deficit in 2013. In the prior year we recorded a loss on the sale of a land parcel as part of the wind down of these operations. We repaid $180 million of borrowings associated with these operations during the quarter, which increased our invested capital to $271 million.

SERVICE ACTIVITIES

The following table disaggregates segment FFO and segment equity into the amounts attributable to our construction services and property services businesses and realized disposition gains to facilitate analysis:

AS AT MAR. 31, 2014 AND DEC. 31, 2013 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2014	2013	2014	2013
Service activities
Construction	$3	$27	$949	$938
Property management	9	1	359	348

	$12	$28	$1,308	$1,286

32	BROOKFIELD ASSET MANAGEMENT

Construction revenues decreased relative to 2013 due to delays in commencing several large projects in Australia resulting in a $24 million reduction in FFO. The remaining work-in-hand grew to $4.0 billion at the end of March 31, 2014 (2013 – $3.4 billion) as a result of new contracts awarded in the UK and Australia, and represented approximately 1.6 years (2013 – 1.3 years) of scheduled activity. We continue to pursue and secure new projects which should position us well for future growth.

Property services fees include property and facilities management, leasing and project management and a range of real estate services. FFO was $9 million in 2014 compared to $1 million last year, reflecting the continued strength of our property services business and the assumption of integration costs in the 2013 quarter following a large acquisition.

CORPORATE ACTIVITIES

Our corporate operations include: allocating capital to our various operating platforms; principally through our primary listed issuers, (BPY, BREP and BIP) and through directly held investments and interests in our private equity funds; as well as funding this capital through the issuance of corporate borrowings and preferred shares. We also invest capital in portfolios of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks.

The following table disaggregates segment FFO and segment equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT MAR. 31, 2014 AND DEC. 31, 2013 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Funds from Operations		Common Equity by Segment
	2014	2013	2014	2013
Cash and financial assets, net	$(17)	$42	$1,189	$814
Corporate borrowings	(54)	(50)	(4,364)	(3,975)
Subsidiary borrowings	—	(32)	—	—
Capital securities	(2)	(4)	(157)	(163)
Preferred equity	—	—	(3,279)	(3,098)
Net working capital	—	—	265	223
Corporate costs	(33)	(48)	—	—
Realized disposition gains	(6)	50	—	—

	$(112)	$(42)	$(6,346)	$(6,199)

We invest capital at the corporate level into a variety of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks. Our financial assets consist of $1,900 million of cash and financial assets, representing an increase of $304 million over year end, which are partially offset by $711 million (2013 – $782 million) of deposits and other liabilities. The increase in financial assets was primarily due to a higher level of loans receivable in the current quarter. FFO from these activities includes dividends and interests from our financial assets, mark-to-market gains or losses and realized disposition gains or losses. FFO in 2014 totalled a loss of $17 million and included $46 million of unrealized mark-to-market losses on interest rate and currency positions partially offset by realized and unrealized gains on our capital market portfolios, and a $6 million prepayment penalty incurred on the early redemption of our Series 12 capital securities, which is included in realized disposition gains. We describe cash and financial assets, corporate borrowings and preferred shares in more detail within Part 4 – Capitalization and Liquidity.

Corporate and subsidiary borrowings consists of our corporate leverage. We terminated a long-dated interest rate swap in the third quarter of 2013 through a one-time $905 million payment, which resulted in us no longer incurring interest expense in the current quarter (2013 – $32 million). We financed the repayment through a series of medium term note issuances, which decreased our cost of capital by 456 basis points; however increased corporate borrowings interest expense by $4 million, as a result of a higher level of borrowings outstanding.

We announced the redemption of our C$175 million capital securities which occurred on April 6, 2014. This transaction will be funded through the proceeds of the issuance of C$200 million, series 38 preferred shares, which were issued on March 13, 2014. Dividends on capital securities decreased from the prior year as a result of the redemption of our C$150 million, series 21 capital securities during 2013.

Net working capital includes corporate accounts receivable, accounts payable, other assets and liabilities. Also included in net working capital is our corporate net deferred income tax asset of $588 million (2013 – $625 million). Net working capital was relatively unchanged since year end.

Corporate costs declined to $33 million in 2014 from $48 million in the prior year as a result of $10 million of costs being reallocated to our asset management operations following the launch of BPY in April 2013.

Q1 2014 INTERIM REPORT	33

PART 4 – CAPITALIZATION AND LIQUIDITY

CAPITALIZATION

Overview

We review key components of our consolidated capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.

The following table presents our capitalization on a corporate (i.e., deconsolidated), proportionally consolidated and consolidated basis.

	Consolidated		Corporate		Proportionate
AS AT MAR. 31, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013	2014	2013	2014	2013
Corporate borrowings	$4,364	$3,975	$4,364	$3,975	$4,364	$3,975

Non-recourse borrowings

Property-specific mortgages	36,878	35,495	—	—	22,010	20,319

Subsidiary borrowings	7,666	7,392	—	—	4,743	3,998

	48,908	46,862	4,364	3,975	31,117	28,292

Accounts payable and other	10,820	10,316	1,029	978	6,389	6,041

Deferred tax liabilities	6,570	6,164	44	24	4,028	3,737

Capital securities	765	791	157	163	561	439

Interests of others in consolidated funds	1,265	1,086	—	—	—	—

Equity

Non-controlling interests	25,828	26,647	—	—	—	—

Preferred equity	3,279	3,098	3,279	3,098	3,279	3,098

Common equity	17,847	17,781	17,847	17,781	17,847	17,781

	46,954	47,526	21,126	20,879	21,126	20,879

Total capitalization	$115,282	$112,745	$26,720	$26,019	$63,221	$59,388

Consolidated Capitalization

Consolidated capitalization reflects the full consolidation of wholly owned and partially owned entities.

We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted or proportionately consolidated, such as our investment in General Growth Properties and several of our infrastructure businesses.

The increase in consolidated borrowings primarily reflects the assumption of non-recourse asset specific borrowings on newly acquired or consolidated assets and businesses.

Corporate Capitalization

Our corporate (deconsolidated) capitalization shows the amount of debt that is recourse to the Corporation. Corporate borrowings increased by $389 million. We issued C$500 million of medium term notes and C$200 million of rate-reset preferred shares during the quarter. We announced the redemption of our C$175 million capital securities, which occurred on April 6, 2014. The average term of our corporate term debt is nine years with a weighted average coupon of 4.5%.

Common and preferred equity totals $21 billion and represents 79% of our corporate capitalization.

Proportionate Capitalization

Proportionate consolidation, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which we believe is an important component of enhancing shareholder returns. We believe that the levels of debt relative to total capitalization are appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Our proportionate share of non-recourse borrowings and accounts payable and other liabilities increased since 2013 primarily as a result of our increased ownership of our office portfolio, which increased from 44% to 67% at March 31, 2014 as part of the BPY tender offer as well as our share of BPY’s $1.5 billion bridge facility which financed one-third of the acquisition.

34	BROOKFIELD ASSET MANAGEMENT

Cash and Financial Assets

The following table presents our cash and financial assets on a consolidated and corporate (i.e., deconsolidated) basis.

	Consolidated		Corporate
AS AT MAR. 31, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013	2014	2013
Financial assets

Government bonds	$171	$179	$134	$141

Corporate bonds and other	1,294	498	153	303

Preferred shares	36	33	18	18

Common shares	3,293	2,758	939	730

Loans receivable/deposits	1,816	1,479	285	43

Total financial assets	6,610	4,947	1,529	1,235

Cash and cash equivalents	3,555	3,663	371	361

	$10,165	$8,610	$1,900	$1,596

Consolidated Cash and Financial Assets

Consolidated cash and financial assets reflects the full consolidation of wholly owned and partially owned entities and includes financial assets which are held throughout our operations and include both publicly traded investments as well as investments in private entities. Common shares and loans receivable / deposits include investments that are allocated to certain of our business operating segments. For example, BPY’s 22% common share investment in Canary Wharf Group represents $1.2 billion of consolidated common shares within financial assets, and loans receivable includes loans issued by our private equity and real estate finance operations.

Corporate Cash and Financial Assets

We maintain a corporate portfolio of financial assets with the objective of generating favourable investment returns and providing additional liquidity.

Government and corporate bonds include short duration securities for liquidity purposes and longer dated securities that match $128 million of insurance liabilities that are included in net working capital within our corporate segment.

In addition to the carrying values of financial assets, we hold credit default swaps for which we have purchased protection with a notional value of $800 million (2013 – $1 billion). The carrying value of these derivative instruments reflected in our financial statements at March 31, 2014 was a liability of $12 million.

Corporate Borrowings

Corporate borrowings at March 31, 2014 included term debt of $3.7 billion (December 31, 2013 – $3.3 billion) and $710 million (December 31, 2013 – $662 million) of commercial paper and bank borrowings pursuant to, or backed by, $1.8 billion of committed revolving term credit facilities of which $1.5 billion have a five-year term and the remaining $300 million have a three-year term. As at March 31, 2014, approximately $130 million (December 31, 2013 – $170 million) of the facilities were utilized for letters of credit issued to support various business initiatives.

Term debt consists of public bonds and private placements, all of which are fixed rate and have maturities ranging from 2016 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate borrowings have an average term of nine years (December 31, 2013 – eight years). The average interest rate on our corporate borrowings was 4.5% at March 31, 2014 (December 31, 2013 – 4.5%).

Q1 2014 INTERIM REPORT	35

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages, denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation.

	Average Term		Consolidated
AS AT MAR. 31, 2014 AND DEC. 31, 2013 ($ MILLIONS)	2014	2013	2014	2013
Property	4	4	$22,929	$21,577

Renewable energy	12	12	5,113	4,907

Infrastructure	10	10	6,108	6,077

Residential development	2	2	1,999	2,215

Private equity	4	1	647	613

Corporate	1	1	82	106

Total	6	6	$36,878	$35,495

Subsidiary Borrowings

We endeavour to capitalize our principal subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among other equity holders in partially owned subsidiaries.

	Average Term		Consolidated
AS AT MAR. 31, 2014 AND DEC. 31, 2013 ($ MILLIONS)	2014	2013	2014	2013
Subsidiary borrowings

Property	2	2	$3,691	$3,074

Renewable energy	6	7	1,698	1,717

Infrastructure	4	4	474	436

Residential development	7	8	1,079	1,080

Private equity	2	3	506	899

Other	2	1	218	186

Total	4	4	$7,666	$7,392

Subsidiary borrowings have no recourse to the Corporation with only a limited number of exceptions. Property borrowings increased due to borrowings assumed on acquisitions and our bridge facility utilized to fund the cash portion of the BPY tender offer. Private equity decreased due to the deconsolidation of Western Forest Products.

Capital Securities

Capital securities are preferred shares that are mostly denominated in Canadian dollars and are classified as liabilities because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity of the issuer based on the market price of the common shares at that time unless they are previously redeemed by the issuer. The dividends paid on these securities are recorded in interest expense. As at March 31, 2014, C$175 million of the capital securities were issued by the Corporation and the balance are obligations of BPO and its subsidiaries. The company redeemed all of its outstanding Class A Series 12 preferred shares for cash effective April 7, 2014. The redemption price for each preferred share was C$26.00 plus accrued and unpaid dividends.

The average distribution yield on the consolidated capital securities at March 31, 2014 was 5.4% (December 31, 2013 – 5.3%) and the average term to the holders’ conversion date was four years as at March 31, 2014 (December 31, 2013 – four years).

36	BROOKFIELD ASSET MANAGEMENT

Preferred Equity

Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Average Rate
AS AT MAR. 31, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013	2014	2013
Floating rate	2.13%	2.13%	$480	$480

Fixed rate	4.82%	4.82%	753	753

Fixed rate-reset	4.94%	5.00%	2,046	1,865

	4.50%	4.51%	$3,279	$3,098

On March 13, 2014, the company issued 8.0 million Series 38 fixed rate-reset preferred shares with an initial dividend rate of 4.4% for total gross proceeds of C$200 million and used the proceeds to redeem C$175 million of 5.4% capital securities.

Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically between five and seven years, at a predetermined spread over the Canadian five-year government bond yield.

Non-controlling Interests

Non-controlling interests in our consolidated results primarily consist of co-investors interests in Brookfield Property Partners L.P., Brookfield Renewable Energy Partners L.P. and Brookfield Infrastructure Partners L.P., and their consolidated entities as well as other participating interests in our consolidated listed and unlisted investments as follows:

AS AT MAR. 31, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013
Brookfield Property Partners L.P.	$12,413	$12,810

Brookfield Renewable Energy Partners L.P.	4,228	4,002

Brookfield Infrastructure Partners L.P.	5,031	5,127

Other participating interests

Private equity operations	1,322	1,410

Residential development operations	929	1,020

Other	1,905	2,278

	$25,828	$26,647

Common Equity

Issued and Outstanding Shares

Changes in the number of issued and outstanding Class A Shares during the first quarter are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013
Outstanding at beginning of period	615.5	619.6

Issued (repurchased)

Repurchases	(1.3)	(4.5)

Long-term share ownership plans[1]	1.4	0.8

Dividend reinvestment plan	0.1	—

Outstanding at end of period	615.7	615.9

Unexercised options[2]	38.0	39.0

Total diluted shares at end of period	653.7	654.9

1.	Includes management share option plan and restricted stock plan
2.	Includes management share option plan and escrowed stock plan

We purchased 1.3 million Class A Shares during 2014 for $51 million in respect of long-term share employee ownership programs.

The company holds 10.6 million Class A Shares (December 31, 2013 – 9.6 million) for management long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Included in diluted shares outstanding are 1.3 million (December 31, 2013 – 1.0 million) shares resulting in a net reduction of 9.3 million (December 31, 2013 – 8.6 million) diluted shares outstanding, based on the market value of the Class A Shares at March 31, 2014 and December 31, 2013.

Q1 2014 INTERIM REPORT	37

In calculating our book value per share, the cash value of our unexercised options of $997 million (2013 – $904 million) is added to the book value of our common equity of $17,847 million (December 31, 2013 – $17,781 million) prior to dividing by the total diluted shares presented above.

As of May 12, 2014, the Corporation had outstanding 615,807,665 Class A Shares and 85,120 Class B Shares.

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Net Income

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013
Net income	$541	$360

Preferred share dividends	(38)	(36)

	503	326

Capital securities dividends[1]	2	4

Net income available for shareholders	$505	$328

Weighted average shares	615.4	618.8

Dilutive effect of the conversion of options and escrowed shares using treasury stock method	12.8	13.3

Dilutive effect of the conversion of capital securities[1,2]	4.7	9.9

Shares and share equivalents	632.9	642.0

1.

Subject to the approval of the Toronto Stock Exchange, the Series 12 preferred shares were convertible into Class A Shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 12 preferred shares were redeemed by the company effective April 7, 2014. The Series 21 preferred shares were redeemed by the company during 2013

2.	The number of shares is based on 95% of the quoted market price at period end

LIQUIDITY

Overview

Our principal sources of short-term liquidity are corporate cash and financial assets together with undrawn committed credit facilities, which we refer to collectively as core liquidity. As at March 31, 2014 core liquidity at the corporate level was $2.1 billion, consisting of $1.2 billion in net cash and financial assets and $0.9 billion in undrawn credit facilities. Aggregate core liquidity includes the core liquidity of our principal subsidiaries, which consist for these purposes of BPY, BPO, BREP, and BIP, and was $6.1 billion at the end of the quarter, approximately $0.2 billion higher than at the end of 2013. The majority of the underlying assets and businesses in these asset classes are funded by these entities, and they will continue to fund our ongoing investments in these areas and, accordingly, we include the resources of these entities in assessing our liquidity. We continue to maintain elevated liquidity levels because we continue to pursue a number of attractive investment opportunities. We also hold $7.9 billion of third-party undrawn capital commitments to our private funds at March 31, 2014.

The following table presents core liquidity and undrawn capital commitments on a corporate and consolidated basis:

AS AT MAR. 31, 2014 AND DEC. 31, 2013 (MILLIONS)	Corporate		Principal Subsidiaries		Total
	2014	2013	2014	2013	2014	2013
Cash and financial assets, net	$1,189	$814	$948	$913	$2,137	$1,727

Undrawn committed credit facilities	957	1,405	2,996	2,733	3,953	4,138

	$2,146	$2,219	$3,944	$3,646	$6,090	$5,865

38	BROOKFIELD ASSET MANAGEMENT

REVIEW OF CONSOLIDATED STATEMENT OF CASH FLOWS

The following table summarizes the consolidated statement of cash flows within our consolidated financial statements:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013
Operating activities	$198	$122

Financing activities	1,653	857

Investing activities	(1,965)	(916)

Increase in cash and cash equivalents	$(114)	$63

Operating Activities

Cash flow from operating activities generated $198 million, an increase of $76 million over the same period in 2013. These cash flows consist of net income, including the amount attributable to co-investors, less non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes, and adjusted for changes in non-cash working capital. We also deduct gains and other income from net income, as the proceeds of these items are included within financing or investing activities. Cash flow from operating activities includes the net amount invested or recovered through the ongoing investment in and subsequent sale of residential land, houses and condominiums, which represented an outlay of $81 million in the first quarter of 2014. Compared to $237 million in the same period in 2013 as activity was lower in our Brazilian condominium development operations. Cash flow prior to non-cash working capital and residential inventory was $723 million during the 2014 quarter compared to $895 million in the 2013 quarter.

Financing Activities

Financing activities generated $1.7 billion of liquidity, compared to $0.9 billion in the first quarter of 2013. This includes $1.5 billion provided through capital calls to our institutional private fund partners (2013 – $557 million) representing increased levels of investing. Distributions to our investors increased to approximately $500 million (2013 – $300 million) as a result of increases in distributions to equity-holders of Brookfield and consolidated subsidiaries, and distributions of gains from asset sales. We arranged corporate borrowings and issued preferred shares to generate liquidity of approximately $630 million (2013 – $350 million) which refinanced prior positions at lower rates, decreasing our overall cost of capital. Property-specific financing provided $130 million of liquidity on a net basis as we arranged asset-specific financing for acquisitions of new operations and increased the notional amount of borrowings at existing assets at lower rates. The amounts decreased from 2013 as this activity generally corresponds with debt maturities, which were lower in the current year. Capital paid to non-controlling interest includes the cash portion of the shares tendered in the privatization of BPO, which totalled approximately $1.3 billion in the quarter, which was funded with subsidiary borrowings.

Investing Activities

We invested $4.2 billion in the privatization of BPO during the quarter, which included $1.3 billion of a net cash investment, $2.5 billion worth of BPY units issued, and $0.4 billion of BPO shares tendered pending settlement. BPY consolidates BPO, and therefore the cash portion of this purchase is classified as a payment to non-controlling interests and the equity portion is not reflected in this statement because it does not involve cash. We also invested $3.0 billion to expand our other operations in the current quarter compared to $1.8 billion in the 2013 period. Investing activities increased as we continue to deploy capital raised in our private funds and our public securities portfolios and includes approximately $1.6 billion in real estate assets and investments in our property operations, $571 million in renewable generation assets and investments, and $585 million in financial assets in our other operations which includes the investments of consolidated public securities funds. Dispositions totalled approximately $1.1 billion, up from $900 million in the comparative quarter last year, as we continued to capitalize on a favourable environment to monetize certain investments. Dispositions in the current year includes proceeds of $104 million on the partial sale of a forest products business within our private equity operations.

Q1 2014 INTERIM REPORT	39

PART 5 – ADDITIONAL INFORMATION

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Accounting Policies and Critical Judgments and Estimates

The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

In making critical judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2013 consolidated financial statements.

Adoption of Accounting Standards

IFRIC 21, Levies (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 became effective on January 1, 2014. The adoption of IFRIC 21 did not have a material effect on the company’s consolidated financial statements.

Future Changes in Accounting Standards

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is tentatively effective for annual periods beginning on or after January 1, 2018. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS

Internal Control Over Financial Reporting

No changes were made in our internal control over financial reporting during the quarter ended March 31, 2014, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Declarations Under the Dutch Act of Financial Supervision

The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25d, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

The financial statements included in this Interim Report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Corporation and the undertakings included in the consolidation taken as whole; and

The management’s discussion and analysis included in this Interim Report includes a fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act regarding the Corporation and the undertakings included in the consolidation taken as whole.

40	BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Q1 2014 INTERIM REPORT	41

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(UNAUDITED) (MILLIONS)	Note	Mar. 31, 2014	Dec. 31, 2013

Assets

Cash and cash equivalents		$3,555	$3,663

Other financial assets	5,6	6,610	4,947

Accounts receivable and other	6	6,253	6,666

Inventory	6	6,342	6,291

Equity accounted investments		13,836	13,277

Investment properties		39,287	38,336

Property, plant and equipment	7	31,042	31,019

Sustainable resources		452	502

Intangible assets		4,870	5,044

Goodwill		1,638	1,588

Deferred income tax assets		1,397	1,412

Total Assets		$115,282	$112,745

Liabilities and Equity

Accounts payable and other	6	$10,820	$10,316

Corporate borrowings		4,364	3,975

Non-recourse borrowings

Property-specific mortgages	6	36,878	35,495

Subsidiary borrowings	6	7,666	7,392

Deferred income tax liabilities		6,570	6,164

Capital securities		765	791

Interests of others in consolidated funds		1,265	1,086

Equity

Preferred equity		3,279	3,098

Non-controlling interests		25,828	26,647

Common equity	8	17,847	17,781

Total equity		46,954	47,526

Total Liabilities and Equity		$115,282	$112,745

42	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2014	2013
Total revenues and other gains		$4,373	$4,951

Direct costs		(2,990)	(3,420)

Equity accounted income		274	266

Expenses

Interest		(626)	(655)

Corporate costs		(33)	(44)

Fair value changes	9	715	61

Depreciation and amortization		(376)	(365)

Income taxes		(494)	(97)

Net income		$843	$697

Net income attributable to:

Shareholders		$541	$360

Non-controlling interests		302	337

		$843	$697

Net income per share:

Diluted	8	$0.80	$0.51

Basic	8	$0.82	$0.52

Q1 2014 INTERIM REPORT	43

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013
Net income	$843	$697

Other comprehensive income (loss)

Items that may be reclassified to net income

Financial contracts and power sale agreements	(103)	100

Available-for-sale securities	26	(11)

Equity accounted investments	(49)	(7)

Foreign currency translation	123	(225)

Income taxes	50	(24)

	47	(167)

Items that will not be reclassified to net income

Revaluations of property, plant and equipment	7	(1)

Revaluation of pension obligations	(3)	(4)

Equity accounted investments	1	—

Income taxes	1	11

	6	6

Other comprehensive income (loss)	53	(161)

Comprehensive income	$896	$536

Attributable to:

Shareholders

Net income	$541	$360

Other comprehensive income (loss)	92	(57)

Comprehensive income	$633	$303

Non-controlling interests

Net income	$302	$337

Other comprehensive loss	(39)	(104)

Comprehensive income	$263	$233

44	BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31, 2014 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2013	$2,899	$159	$7,159	$2,354	$5,165	$190	$(145)	$17,781	$3,098	$26,647	$47,526
Changes in period
Net income	—	—	541	—	—	—	—	541	—	302	843
Other comprehensive loss	—	—	—	—	—	137	(45)	92	—	(39)	53

Comprehensive income	—	—	541	—	—	137	(45)	633	—	263	896
Shareholder distributions
Common equity	—	—	(92)	—	—	—	—	(92)	—	—	(92)
Preferred equity	—	—	(38)	—	—	—	—	(38)	—	—	(38)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(386)	(386)
Other items
Equity issuances, net of redemptions	23	—	(50)	—	—	—	—	(27)	181	60	214
Share-based compensation	—	13	(2)	—	—	—	—	11	—	5	16
Ownership changes	—	—	51	(362)	(34)	6	(82)	(421)	—	(761)	(1,182)

Total change in period	23	13	410	(362)	(34)	143	(127)	66	181	(819)	(572)

Balance as at March 31, 2014	$2,922	$172	$7,569	$1,992	$5,131	$333	$(272)	$17,847	$3,279	$25,828	$46,954

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31, 2013 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2012	$2,855	$149	$6,813	$2,088	$5,289	$1,405	$(449)	$18,150	$2,901	$23,287	$44,338
Changes in period
Net income	—	—	360	—	—	—	—	360	—	337	697
Other comprehensive income	—	—	—	—	(5)	(88)	36	(57)	—	(104)	(161)

Comprehensive income	—	—	360	—	(5)	(88)	36	303	—	233	536
Shareholder distributions
Common equity	—	—	(993)	—	—	—	—	(993)	—	906	(87)
Preferred equity	—	—	(36)	—	—	—	—	(36)	—	—	(36)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(179)	(179)
Other items
Equity issuances, net of redemptions	(23)	—	(195)	—	—	—	—	(218)	—	327	109
Share-based compensation	—	(32)	—	—	—	—	—	(32)	—	6	(26)
Ownership changes	—	—	—	345	(202)	—	—	143	—	184	327

Total change in period	(23)	(32)	(864)	345	(207)	(88)	36	(833)	—	1,477	644

Balance as at March 31, 2013	$2,832	$117	$5,949	$2,433	$5,082	$1,317	$(413)	$17,317	$2,901	$24,764	$44,982

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.	Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

Q1 2014 INTERIM REPORT	45

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013

Operating activities

Net income	$843	$697

Gains and other income	(35)	—

Share of undistributed equity accounted earnings	(203)	(169)

Fair value changes	(715)	(61)

Depreciation and amortization	376	365

Deferred income taxes	457	63

Investments in residential inventory	(81)	(237)

Net change in non-cash working capital balances	(444)	(536)

	198	122

Financing activities

Corporate borrowings arranged	454	350

Corporate borrowings repaid	—	(145)

Commercial paper and bank borrowings, net	77	48

Property-specific mortgages arranged	1,307	4,031

Property-specific mortgages repaid	(1,175)	(3,520)

Other debt of subsidiaries arranged	2,236	1,423

Other debt of subsidiaries repaid	(990)	(950)

Capital securities redeemed	—	(201)

Capital provided by interests of others in consolidated funds	71	19

Capital repaid to interests of others in consolidated funds	(23)	—

Capital provided from non-controlling interests	1,543	557

Capital repaid to non-controlling interests	(1,483)	(230)

Preferred equity issuances	175	—

Common shares issued	30	17

Common shares repurchased	(53)	(240)

Distributions to non-controlling interests	(386)	(179)

Distributions to shareholders	(130)	(123)

	1,653	857

Investing activities

Acquisitions

Investment properties	(530)	(735)

Property, plant and equipment	(471)	(488)

Sustainable resources	(5)	(2)

Equity accounted investments	(441)	(63)

Other financial assets	(1,606)	(578)

Cash assumed on acquisition of subsidiaries	60	48

Dispositions

Investment properties	390	354

Property, plant and equipment	108	12

Equity accounted investments	141	138

Other financial assets	483	419

Cash disposed on disposition of subsidiaries	(5)	(17)

Restricted cash and deposits	(89)	(4)

	(1,965)	(916)

Cash and cash equivalents

Change in cash and cash equivalents	(114)	63

Foreign exchange revaluation	6	13

Balance, beginning of period	3,663	2,850

Balance, end of period	$3,555	$2,926

46	BROOKFIELD ASSET MANAGEMENT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (“Brookfield” or the “company”) is a global alternative asset management company. The company owns and operates assets with a focus on property, renewable energy, infrastructure and private equity. The company is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The company was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2013, except as noted in Note 2(b) below.

The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2013 included in that report.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain comparative figures have been reclassified to conform to the current period’s presentation.

The consolidated interim financial statements were authorized for issuance by the Board of Directors of the company for issuance on May 6, 2014.

b)	Adoption of Accounting Standards

IFRIC 21, Levies (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 became effective on January 1, 2014. The adoption of IFRIC 21 did not have a material effect on the company’s consolidated financial statements.

c)	Future Changes in Accounting Standards

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is tentatively effective for annual periods beginning on or after January 1, 2018. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

3.	SEGMENTED INFORMATION

a)	Operating Segments

Our operations are organized into eight operating segments which are reported regularly to our Chief Executive Officer (our Chief Operating Decision Maker). We measure performance primarily using the funds from operations generated by each operating segment and the amount of capital attributable to each segment.

Our operating segments are described below:

i.

Asset management operations consist of managing our listed entities, private funds and public securities on behalf of ourselves and our clients. We generate contractual base management fees for these activities and we also are entitled to earn performance fees, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

Q1 2014 INTERIM REPORT	47

ii.

Property operations include the ownership and operation of predominantly office, retail, industrial, multifamily and other property investments located primarily in major North American, Australian, Brazilian and European cities.

iii.

Renewable energy operations include the ownership and operation of primarily hydroelectric power generating facilities on river systems in North America and Brazil and wind power generating facilities in North America.

iv.	Infrastructure operations include the ownership and operation of utilities, transport, energy and timberland and agricultural operations located in Australia, North America, Europe and South America.

v.

Private equity operations include the investments and activities overseen by our private equity group. These include direct investments and investments in our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries.

vi.	Residential development operations consist predominantly of homebuilding and land development in North America, and condominium development in Brazil.

vii.

Service activities include the provision of construction management and contracting services, and property services operations which include global corporate relocation, facilities management and residential brokerage services.

viii.

Corporate activities include the investment of the company’s cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings, capital securities and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our business segments and specifically allocated to each business segment based on an internal pricing framework.

b)	Basis of Measurement

i.	Funds from Operations

Funds from Operations (“FFO”) is the key measure of our financial performance. We define FFO as net income prior to fair value changes, depreciation and amortization, and deferred income taxes. FFO also includes gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes, as opposed to net income because they result from a change in ownership of a consolidated entity (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. When determining FFO, we include our proportionate share of the FFO of equity accounted investments and exclude transaction costs incurred on business combinations.

We use FFO to assess operating results and our business. We do not use FFO as a measure of cash generated from our operations. We derive funds from operations for each segment and reconcile total segmented FFO to net income in Note 3(c)(iv) of the consolidated financial statements.

Our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. Generally Accepted Accounting Principles, as opposed to IFRS. The key differences between our definition of FFO and the determination of funds from operations by REALPAC and/ or NAREIT, are that we include the following: realized disposition gains or losses that occur as normal part of our business and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

ii.	Segment Balance Sheet Information

The company uses common equity by operating segment as its measure of segment assets, because it is utilized by the company’s Chief Operating Decision Maker for capital allocation decisions.

iii.	Segment Allocation and Measurement

Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s asset management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts amongst the consolidated entities. Inter-segment revenues are made under terms that approximate market value.

The company allocates the costs of shared functions, which would otherwise be included within its corporate activities segment such as information technology and internal audit, pursuant to formal policies.

48	BROOKFIELD ASSET MANAGEMENT

c)	Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31, 2014 (MILLIONS)	Asset Management	Property	Renewable Energy	Infrastructure	Private Equity	Residential Development	Service Activities	Corporate Activities	Total Segments	Notes

External revenues	$42	$1,235	$540	$559	$649	$537	$784	$27	$4,373

Inter-segment revenues	144	—	—	—	—	—	—	—	144	i

Segmented revenues	186	1,235	540	559	649	537	784	27	4,517

Equity accounted income	—	128	7	97	15	6	6	1	260	ii

Interest expense	—	(297)	(101)	(92)	(18)	(56)	(3)	(59)	(626)

Current income taxes	—	(11)	(9)	(7)	(3)	(3)	—	(4)	(37)	iii

Funds from operations	88	199	164	59	63	19	12	(112)	492	iv

Common equity	219	13,245	4,312	2,166	1,340	1,603	1,308	(6,346)	17,847

Equity accounted investments	—	9,470	549	2,975	321	298	150	73	13,836

Additions to non-current assets[1]	—	1,293	624	481	46	47	—	—	2,491

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

AS AT DEC. 31, 2013 AND FOR THE THREE MONTHS ENDED MAR. 31, 2013 (MILLIONS)	Asset Management	Property	Renewable Energy	Infrastructure	Private Equity	Residential Development	Service Activities	Corporate Activities	Total Segments	Notes

External revenues	$38	$1,141	$412	$651	$1,243	$421	$929	$116	$4,951

Inter-segment revenues	85	—	—	—	—	—	—	—	85	i

Segmented revenues	123	1,141	412	651	1,243	421	929	116	5,036

Equity accounted income	—	104	6	76	3	5	—	4	198	ii

Interest expense	—	(278)	(103)	(111)	(31)	(42)	—	(90)	(655)

Current income taxes	—	(8)	(3)	(7)	(8)	(4)	—	(4)	(34)	iii

Funds from operations	61	165	248	88	157	(16)	28	(42)	689	iv

Common equity	216	13,339	4,428	2,171	1,105	1,435	1,286	(6,199)	17,781

Equity accounted investments	—	9,732	290	2,615	21	273	211	135	13,277

Additions to non-current assets[1]	—	694	1,395	103	—	—	—	—	2,192

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

i.	Inter-Segment Revenues

The adjustment to external revenues, when determining segmented revenues, consists of management fees earned from consolidated entities totalling $144 million (2013 – $85 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

ii.	Equity Accounted Income

The company defines equity accounted profit or loss to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles equity accounted income on a segmented basis to the company’s Consolidated Statements of Operations.

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013
Segmented equity accounted income	$260	$198

Fair value changes and other non-FFO items	14	68

Equity accounted income	$274	$266

Q1 2014 INTERIM REPORT	49

iii.	Current Income Taxes

Current income taxes are included in segmented FFO, but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles segment current tax expense to consolidated income taxes:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013
Segment current tax expense	$(37)	$(34)

Deferred income tax	(457)	(63)

Income tax expense	$(494)	$(97)

iv.	Reconciliation of FFO to Net Income

The following table reconciles total reportable segment FFO to net income:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013
Total operating segment FFO	$492	$689

Realized disposition gains not recorded in net income	(70)	(264)

Non-controlling interests in FFO	525	571

Financial statement components not included in FFO

Equity accounted fair value changes and other non-FFO items	14	68

Fair value changes	715	61

Depreciation and amortization	(376)	(365)

Deferred income taxes	(457)	(63)

Net income	$843	$697

v.	Realized Disposition Gains

Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.

The adjustment to realized disposition gains consists of amounts that are included in the following components of the company’s consolidated financial statements:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013
Ownership changes in common equity	$—	$92

Prior period fair value changes and revaluation surplus	70	172

	$70	$264

d)	Geographic Allocation

The company’s revenue by location of operations and consolidated assets by location of assets are as follows:

	2014		2013
AS AT MAR. 31, 2014 AND DEC. 31, 2013 AND FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	Revenue	Assets	Revenue	Assets
United States	$1,460	$50,789	$1,744	$49,020

Canada	852	20,286	873	21,669

Australia	781	14,085	1,024	14,258

Brazil	389	13,375	367	13,074

Europe	445	10,117	476	9,099

Other	446	6,630	467	5,625

	$4,373	$115,282	$4,951	$112,745

50	BROOKFIELD ASSET MANAGEMENT

e)	Total Revenues and Other Gains Allocation

Total external revenues and other gains by product or service are as follows:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013
Asset management	$42	$38

Property

Office properties	643	635

Retail properties	51	50

Multifamily, industrial and hospitality	541	456

Renewable energy

United States	274	191

Canada	174	144

Brazil	92	77

Infrastructure

Utilities	231	230

Transport	178	170

Energy	81	65

Sustainable resources and other	69	186

Private equity	649	1,243

Residential development	537	421

Service activities	784	929

Corporate activities	27	116

Total revenues and other gains	$4,373	$4,951

4.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

The following table summarizes the balance sheet impact as a result of business combinations that occurred in the three months ended March 31, 2014:

(MILLIONS)	Property	Renewable Energy	Total
Cash and cash equivalents	$57	$7	$64

Accounts receivable and other	4	19	23

Equity accounted investments	—	301	301

Investment properties	837	—	837

Property, plant and equipment	—	220	220

Intangible assets	4	—	4

Deferred income tax assets	—	6	6

Total Assets	902	553	1,455

Less:

Accounts payable and other	(7)	(2)	(9)

Non-recourse borrowings	(539)	—	(539)

Deferred income tax liabilities	—	(12)	(12)

Non-controlling interests[1]	(35)	—	(35)

	(581)	(14)	(595)

Net assets acquired	$321	$539	$860

Consideration[2]	$321	$539	$860

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests. Property consideration includes $135 million of cash paid and $186 million of previously held interests

Q1 2014 INTERIM REPORT	51

In January 2014 a subsidiary of Brookfield purchased an additional investment in a U.S. office property company that was previously equity accounted. The incremental interest was purchased for total consideration of $57 million and resulted in the acquisition of control and consolidation of this company and its investment properties carried at approximately $650 million.

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table provides the carrying values and fair values of financial instruments as at March 31, 2014 and December 31, 2013:

	Mar. 31, 2014		Dec. 31, 2013
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets

Cash and cash equivalents	$3,555	$3,555	$3,663	$3,663

Other financial assets

Government bonds	171	171	179	179

Corporate bonds	580	580	319	319

Fixed income securities and other	750	750	212	212

Common shares and warrants	3,293	3,293	2,758	2,758

Loans and notes receivable	1,816	1,816	1,479	1,479

	6,610	6,610	4,947	4,947

Accounts receivable and other	4,811	4,811	5,176	5,176

	$14,976	$14,976	$13,786	$13,786

Financial liabilities

Corporate borrowings	$4,364	$4,634	$3,975	$4,323

Property-specific mortgages	36,878	38,055	35,495	36,389

Subsidiary borrowings	7,666	7,853	7,392	7,225

Accounts payable and other	10,820	10,820	10,316	10,316

Capital securities	765	784	791	812

Interests of others in consolidated funds	1,265	1,265	1,086	1,086

	$61,758	$63,411	$59,055	$60,151

Fair Value Hierarchy Levels

Assets and liabilities measured at fair value on a recurring basis include $3,288 million (2013 – $2,729 million) of financial assets and $1,181 million (2013 – $1,089 million) of financial liabilities which are measured at fair value using unobservable valuation inputs or based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	Mar. 31, 2014			Dec. 31, 2013
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets

Other financial assets

Government bonds	$38	$133	$—	$41	$138	$—

Corporate bonds	495	85	—	20	299	—

Fixed income securities and other	50	59	641	44	55	113

Common shares and warrants	1,098	19	2,176	838	1	1,919

Loans and notes receivables	—	—	11	—	23	8

Accounts receivable and other	—	526	460	131	343	689

	$1,681	$822	$3,288	$1,074	$859	$2,729

Financial liabilities

Accounts payable and other	$—	$1,595	$137	$117	$1,046	$142

Interests of others in consolidated funds	—	221	1,044	—	139	947

	$—	$1,816	$1,181	$117	$1,185	$1,089

There were no transfers between levels 1, 2 or 3 in the first three months of 2014 or 2013.

52	BROOKFIELD ASSET MANAGEMENT

Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Level 2 financial assets and financial liabilities include foreign currency forward contracts, interest rate swap agreements, energy derivatives, interests of others in consolidated funds and equity derivatives.

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of level 2 financial instruments:

Type of asset/liability	Valuation technique(s) and key input(s)
Foreign currency forward contracts	Discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts	Discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives	Quoted market prices, or in their absence internal valuation models corroborated with observable market data

Interest of others in consolidated funds	Adjusted public pricing

Fair values determined using valuation models (level 3 financial assets and liabilities) require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the company looks primarily to readily observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable.

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement level 3 financial instruments:

Type of asset/liability	Valuation technique(s)	Significant unobservable input(s)		Relationship of unobservable input(s) to fair value
Investment in common shares	Net asset valuation	•	Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	•	Increases (decreases) in the forward exchange rate would increase (decrease) fair value

		•	Discount rate	•	Increases (decreases) in discount rate will decrease (increase) the fair value

Warrants	Black-Scholes model	•	Volatility	•	Increases (decreases) in volatility would increase (decrease) fair value

Interest of others in consolidated funds	Discounted cash flows	•	Future cash flows	•	Increases (decreases) in future cash flows increase (decrease) fair value

		•	Discount rate	•	Increases (decreases) in discount rate will decrease (increase) the fair value

		•	Terminal capitalization rate	•	Increases (decreases) in terminal capitalization rate will decrease (increase) the fair value

		•	Investment horizon	•	Increases (decreases) in the investment horizon will increase (decrease) the fair value

Q1 2014 INTERIM REPORT	53

The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at March 31, 2014:

FOR THE THREE MONTHS ENDED MAR. 31, 2014 (MILLIONS)	Financial Assets	Financial Liabilities

Balance at beginning of period	$2,729	$1,089

Fair value changes in net income	203	(17)

Fair value changes in other comprehensive income[1]	(123)	34

Additions, net of disposals	479	75

Balance at end of period	$3,288	$1,181

1.	Includes foreign currency translation

6.	CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES

a)	Other Financial Assets

AS AT MAR. 31, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013

Current portion	$2,245	$942

Non-current portion	4,365	4,005

	$6,610	$4,947

b)	Accounts Receivable and Other

AS AT MAR. 31, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013

Current portion	$4,833	$4,840

Non-current portion	1,420	1,826

	$6,253	$6,666

c)	Inventory

AS AT MAR. 31, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013

Current portion	$2,948	$2,839

Non-current portion	3,394	3,452

	$6,342	$6,291

d)	Accounts Payable and Other

AS AT MAR. 31, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013

Current portion	$6,598	$5,994

Non-current portion	4,222	4,322

	$10,820	$10,316

e)	Property-Specific Mortgages

AS AT MAR. 31, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013

Current portion	$5,832	$6,288

Non-current portion	31,046	29,207

	$36,878	$35,495

f)	Subsidiary Borrowings

AS AT MAR. 31, 2014 AND DEC. 31, 2013 (MILLIONS)	2014	2013

Current portion	$691	$1,854

Non-current portion	6,975	5,538

	$7,666	$7,392

54	BROOKFIELD ASSET MANAGEMENT

7.	PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Mar. 31, 2014	Dec. 31, 2013

Renewable power	$16,626	$16,611

Infrastructure

Utilities	3,635	3,624

Transport and energy	4,231	4,139

Sustainable resources	868	801

Property	3,059	3,042

Private equity and other	2,623	2,802

	$31,042	$31,019

8.	COMMON EQUITY

The company’s common equity is comprised of the following:

(MILLIONS)	Mar. 31, 2014	Dec. 31, 2013

Common shares	$2,922	$2,899

Contributed surplus	172	159

Retained earnings	7,569	7,159

Ownership changes	1,992	2,354

Accumulated other comprehensive income	5,192	5,210

Common equity	$17,847	$17,781

The company is authorized to issue an unlimited number of Class A Shares and 85,120 Class B Shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A Shares and Class B Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A Shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B Shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B Shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares are diluted.

The holders of the company’s common shares received cash dividends during the first quarter of 2014 of $0.20 per share (2013 – $0.14 per share) for the period from November 2013 to February 2014, equivalent to $0.15 on a three month basis.

The number of issued and outstanding common shares and unexercised options at March 31, 2014 and December 31, 2013 are as follows:

	Mar. 31, 2014	Dec. 31, 2013

Class A Shares[1]	615,596,390	615,386,476

Class B Shares	85,120	85,120

Shares outstanding[1]	615,681,510	615,471,596

Unexercised options[2]	37,995,794	35,603,974

Total diluted shares	653,677,304	651,075,570

1.	Net of 10,550,000 (2013 – 9,550,000) Class A Shares held by the company to satisfy long-term compensation agreements
2.	Includes management share option plan and escrowed stock plan

Q1 2014 INTERIM REPORT	55

The authorized common share capital consists of an unlimited number of shares. Shares issued and outstanding changed as follows:

FOR THE THREE MONTHS ENDED MAR. 31	2014	2013

Outstanding at beginning of period[1]	615,471,596	619,599,349

Issued (repurchased)

Repurchases	(1,245,491)	(4,556,915)

Long-term share ownership plans[2]	1,390,588	803,664

Dividend reinvestment plan	64,817	47,346

Outstanding at end of period[1]	615,681,510	615,893,444

1.	Net of 10,550,000 (2013 – 9,550,000) Class A shares held by the company to satisfy long-term compensation agreements
2.	Includes management share option plan and restricted stock plan

i.	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013

Net income attributable to shareholders	$541	$360

Preferred share dividends	(38)	(36)

Net income available to shareholders – basic	503	324

Capital securities dividends[1]	2	4

Net income available for shareholders – diluted	$505	$328

1.

Subject to the approval of the Toronto Stock Exchange, the Series 12 preferred shares, unless redeemed by the company for cash, are convertible into Class A Shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 21 preferred shares were redeemed by the company during 2013

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013

Weighted average – common shares	615.4	618.8

Dilutive effect of the conversion of options and escrowed shares using treasury stock method	12.8	13.3

Dilutive effect of the conversion of capital securities[1,2]	4.7	9.9

Common shares and common share equivalents	632.9	642.0

1.

Subject to the approval of the Toronto Stock Exchange, the Series 12 preferred shares, unless redeemed by the company for cash, are convertible into Class A Shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 21 preferred shares were redeemed by the company during 2013

2.	The number of shares is based on 95% of the quoted market price at period end

ii.	Stock-Based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the three months ended March 31, 2014, the company granted 3.6 million stock options at a weighted average exercise price of $40.15 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 31.4% volatility, a weighted average expected dividend yield of 1.5% annually, a risk free rate of 2.3% and a liquidity discount of 25%.

The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A Shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of Class A Shares issued from treasury of the company, based on the market value of Class A Shares at the time of exchange. During the three months ended March 31, 2014, the company granted 2.75 million escrowed shares at a weighted average exercise price of $40.15 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 31.4% volatility, a weighted average expected dividend yield of 1.5% annually, a risk free rate of 2.3% and a liquidity discount of 30%.

56	BROOKFIELD ASSET MANAGEMENT

9.	FAIR VALUE CHANGES

Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE THREE MONTHS ENDED MAR. 31 (MILLIONS)	2014	2013

Investment properties	$354	$203

Private equity investment	230	—

Investment in Canary Wharf	141	46

Interest rate and inflation contracts	6	(87)

Power contracts	(13)	(50)

Other	(3)	(51)

	$715	$61

Q1 2014 INTERIM REPORT	57

SHAREHOLDER INFORMATION

Shareholder Inquiries

Shareholder inquiries should be directed to our

Investor Relations group at:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario     M5J 2T3

T:   416-363-9491 or toll free in North America: 1-866-989-0311

F:   416-363-2856

www.brookfield.com

inquiries@brookfield.com

Shareholder inquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CST Trust Company

P.O. Box 700, Station B

Montreal, Quebec H3B 3K3

T:   416-682-3860 or toll free in North America: 1-800-387-0825

F:   1-888-249-6189

www.canstockta.com

inquiries@canstockta.com

Stock Exchange Listings

	Symbol	Stock Exchange

Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 14	BAM.PR.L	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 22	BAM.PR.P	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2013 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

The Corporation has a Dividend Reinvestment Plan (“DRIP”) which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A Shares, and increase their investment in the Corporation free of commissions.

Shareholders of our Class A Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).

Shareholders of our Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.

Further details on our Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A and Class B Shares [1]	Last day of February, May, August and November[2]	Last day of March, June, September and December[3]
Class A Preference Shares [1]
Series 2, 4, 13, 17, 18
22, 24, 26, 28, 30, 32, 34, 36, 37 and 38	15th day of March, June, September and December	Last day of March, June, September and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	5th day of January, April, July and October	First day of February, May, August and November

1.	All dividend payments are subject to declaration by the Board of Directors
2.	Beginning May 31, 2014
3.	Beginning June 30, 2014

58	BROOKFIELD ASSET MANAGEMENT

www.brookfield.com	NYSE: BAM TSX: BAM.A EURONEXT: BAMA

BROOKFIELD ASSET MANAGEMENT INC.

CORPORATE OFFICES	REGIONAL OFFICES

New York – United States	Sydney – Australia	Hong Kong	Dubai – UAE
Brookfield Place	Level 22	Suite 2302, Prosperity Tower	Level 1, Al Manara Building
250 Vesey Street, 15th Floor	135 King Street	39 Queens Road Central	Sheikh Zayed Road
New York, New York	Sydney, NSW 2001	Central, Hong Kong	Dubai, UAE
10281-1023	T 61.2.9322.2000	T 852.2143.3003	T 971.4.3158.500
T 212.417.7000	F 61.2.9322.2001	F 852.2537.6948	F 971.4.3158.600
F 212.417.7196

Toronto – Canada	London – United Kingdom	Rio de Janeiro – Brazil	Mumbai
Brookfield Place, Suite 300	99 Bishopsgate, 2nd Floor	Rua Lauro Müller 116, 21° andar,	Unit 203, 2nd Floor
Bay Wellington Tower	London EC2M 3XD	Botafogo - Rio de Janeiro - Brasil	Tower A, Peninsula Business Park
181 Bay Street, Box 762	United Kingdom	22290 - 160	Senapati Bapat Marg, Lower Parel
Toronto, Ontario M5J 2T3	T 44 (0) 20.7659.3500	CEP: 71.635.250	Mumbai - 400013
T 416.363.9491	F 44 (0) 20.7659.3501	T 55 (21) 3527.7800	T 91 (22) 6600.0400
F 416.365.9642		F 55 (21) 3527.7799	F 91 (22) 6600.0401